                                                     Registration No. 333-______


                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                   ________________

                                       FORM S-6
                                   FOR REGISTRATION
                                        UNDER
                       THE SECURITIES ACT OF 1933 OF SECURITIES
                         OF UNIT INVESTMENT TRUSTS REGISTERED
                                    ON FORM N-8B-2

                                   ________________

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
                                (EXACT NAME OF TRUST)

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
                                 (NAME OF DEPOSITOR)
                              720 EAST WISCONSIN AVENUE
                              MILWAUKEE, WISCONSIN 53202
            (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

       JOHN M. BREMER, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
                              720 EAST WISCONSIN AVENUE
                              MILWAUKEE, WISCONSIN 53202
                   (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                                 ___________________

VARIABLE JOINT LIFE INSURANCE POLICIES
(TITLE OF SECURITIES BEING REGISTERED)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:  DECEMBER 10, 1998






The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                        VARIABLE JOINT LIFE INSURANCE POLICIES

                                CROSS-REFERENCE SHEET

     Cross reference sheet showing location in Prospectus of information required by Form N-8B-2.

     Item Number                        Heading in Prospectus
     -----------                        ---------------------

            1 ........................  Cover Page
            2 ........................  Cover Page; Northwestern Mutual Life
            3 ........................  Not Applicable
            4 ........................  Distribution of the Policies
            5 ........................  The Account
            6 ........................  The Account
            7 ........................  Not Applicable
            8 ........................  Not Applicable
            9 ........................  Legal Proceedings
            10(a) ....................  Other Policy Provisions:  OWNER
            10(b) ....................  Other Policy Provisions:  DIVIDENDS
            10(c) and (d) ............  Death Benefit, Cash Value, Policy
                                        Loans, Withdrawals of Cash Value, Right
                                        to Return Policy
            10(e) ....................  Premiums, Termination and
                                        Reinstatement
            10(f) ....................  Voting Rights
            10(g) ....................  Voting Rights, Substitution of Fund
                                        Shares and Other Changes
            10(h) ....................  Voting Rights, Substitution of Fund
                                        Shares and Other Changes
            10(i) ....................  Premiums, Death Benefit, Cash Value,
                                        Dividends
            11 .......................  The Account, The Fund
            12 .......................  The Fund
            13 .......................  Summary, The Fund, Deductions and
                                        Charges, Distribution of the Policies
            14 .......................  Summary:  The Policy:  Availability
                                        Limitations
            15 .......................  Premiums, Allocations to the Account
            16 .......................  The Account, The Fund, Allocations
                                        to the Account
            17 .......................  Same Captions as Items 10(a), (c),
                                        and (d)
            18 .......................  The Account, Detailed Information about the Policy
            19 .......................  Reports
            20 .......................  Not Applicable
            21 .......................  Policy Loans
            22 .......................  Other Policy Provisions:
                                        INCONTESTABILITY and DEFERRAL OF
                                        DETERMINATION AND PAYMENT
            23 .......................  Not Applicable
            24 .......................  Not Applicable
            25 .......................  Northwestern Mutual Life
            26 .......................  The Fund, Deductions and Charges
            27 .......................  Northwestern Mutual Life
            28 .......................  Management
            29 .......................  Not Applicable
            30 .......................  Not Applicable
            31 .......................  Not Applicable
            32 .......................  Not Applicable

            33 .......................  Not Applicable
            34 .......................  Not Applicable
            35 .......................  Northwestern Mutual Life
            36 .......................  Not Applicable
            37 .......................  Not Applicable
            38 .......................  Distribution of the Policies
            39 .......................  Distribution of the Policies
            40 .......................  The Fund
            41 .......................  The Fund, Distribution of the Policies
            42 .......................  Not Applicable
            43 .......................  Not Applicable
            44 .......................  The Fund, Premiums, Death Benefit,
                                        Allocations to the Account, Cash Value
            45 .......................  Not Applicable
            46 .......................  Same Captions as Items 10(c) and (d)
            47 .......................  Not Applicable
            48 .......................  Not Applicable
            49 .......................  Not Applicable
            50 .......................  The Account
            51 .......................  Numerous Captions
            52 .......................  Substitution of Fund Shares and
                                        Other Changes
            53 .......................  Not Applicable
            54 .......................  Not Applicable
            55 .......................  Not Applicable
            56 .......................  Not Applicable
            57 .......................  Not Applicable
            58 .......................  Not Applicable
            59 .......................  Financial Statements

PROSPECTUS


December 10, 1998


NORTHWESTERN
MUTUAL LIFE*

The Quiet Company-Registered Trademark-


NORTHWESTERN MUTUAL VARIABLE JOINT LIFE

Flexible Premium Variable Joint Life Insurance Policy
Insurance Payable on Second Death






[PHOTO]





Northwestern Mutual
Series Fund, Inc.

The Northwestern Mutual
Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 271-1444

CONTENTS


                                                                         PAGE
                                                                         ----
Prospectus . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . 1
Summary. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . 2
   Variable Life Insurance. . . . . . . . . . . . . . . . . . . . . . . . 2
   The Account and its Divisions. . . . . . . . . . . . . . . . . . . . . 2
   The Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
     Availability Limitations . . . . . . . . . . . . . . . . . . . . . . 2
     Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
     Death Benefit. . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
     Cash Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
     Deductions and Charges . . . . . . . . . . . . . . . . . . . . . . . 2
       From Premiums. . . . . . . . . . . . . . . . . . . . . . . . . . . 2
       From Policy Value. . . . . . . . . . . . . . . . . . . . . . . . . 2

       From Surrender Proceeds. . . . . . . . . . . . . . . . . . . . . . 3

       From the Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . 3
The Northwestern Mutual Life Insurance Company,
   Northwestern Mutual Variable Life Account and
       Northwestern Mutual Series Fund, Inc . . . . . . . . . . . . . . . 3
   Northwestern Mutual Life . . . . . . . . . . . . . . . . . . . . . . . 3
   The Account. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
   The Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
   Aggressive Growth Stock Portfolio. . . . . . . . . . . . . . . . . . . 4
   International Equity Portfolio . . . . . . . . . . . . . . . . . . . . 4
   Growth Stock Portfolio . . . . . . . . . . . . . . . . . . . . . . . . 4
   Growth and Income Stock Portfolio. . . . . . . . . . . . . . . . . . . 4
   Index 500 Stock Portfolio. . . . . . . . . . . . . . . . . . . . . . . 4
   Balanced Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . 4
   High Yield Bond Portfolio. . . . . . . . . . . . . . . . . . . . . . . 4
   Select Bond Portfolio. . . . . . . . . . . . . . . . . . . . . . . . . 4
   Money Market Portfolio . . . . . . . . . . . . . . . . . . . . . . . . 4
Detailed Information About the Policy . . . . . . . . . . . . . . . . . . 4
   Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
   Death Benefit. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
     Death Benefit Options. . . . . . . . . . . . . . . . . . . . . . . . 5
     Choice of Tests for Tax Purposes . . . . . . . . . . . . . . . . . . 5
     Death Benefit Changes. . . . . . . . . . . . . . . . . . . . . . . . 6
   Allocations to the Account . . . . . . . . . . . . . . . . . . . . . . 6
   Deductions and Charges . . . . . . . . . . . . . . . . . . . . . . . . 6
     Deductions from Premiums . . . . . . . . . . . . . . . . . . . . . . 6
     Charges Against the Policy Value . . . . . . . . . . . . . . . . . . 6

     Surrender Charge . . . . . . . . . . . . . . . . . . . . . . . . . . 7

     Expenses of the Fund . . . . . . . . . . . . . . . . . . . . . . . . 7
   Cash Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
   Policy Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

   Withdrawals of Cash Value. . . . . . . . . . . . . . . . . . . . . . . 8

   Termination and Reinstatement. . . . . . . . . . . . . . . . . . . . . 8
   Right to Return Policy . . . . . . . . . . . . . . . . . . . . . . . . 8
   Other Policy Provisions. . . . . . . . . . . . . . . . . . . . . . . . 8
       Owner. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
       Beneficiary. . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
       Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . 8
       Suicide. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
       Misstatement of Age or Sex . . . . . . . . . . . . . . . . . . . . 9
       Collateral Assignment. . . . . . . . . . . . . . . . . . . . . . . 9
       Deferral of Determination and Payment. . . . . . . . . . . . . . . 9
       Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
   Voting Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
   Substitution of Fund Shares
     and Other Changes. . . . . . . . . . . . . . . . . . . . . . . . . . 9
Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .10
Distribution of the Policies. . . . . . . . . . . . . . . . . . . . . . .10
Tax Considerations. . . . . . . . . . . . . . . . . . . . . . . . . . . .10
   General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .10
   Life Insurance Qualification . . . . . . . . . . . . . . . . . . . . .10
   Tax Treatment of Life Insurance. . . . . . . . . . . . . . . . . . . .10
   Modified Endowment Contracts . . . . . . . . . . . . . . . . . . . . .11

   Estate and Generation Skipping Taxes . . . . . . . . . . . . . . . . .11

   Other Tax Considerations . . . . . . . . . . . . . . . . . . . . . . .12
Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .12
   Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12
   Regulation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .14
   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . .14
   Registration Statement . . . . . . . . . . . . . . . . . . . . . . . .14
   Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15
Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . .16
   Report of Independent Accountants
     (for the two years ended December 31, 1997). . . . . . . . . . . . .16
   Financial Statements of the Account
     (for the two years ended December 31, 1997). . . . . . . . . . . . .17
   Financial Statements of Northwestern Mutual Life
     (for the three years ended December 31, 1997). . . . . . . . . . . .23
   Report of Independent Accountants
     (for the three years ended December 31, 1997). . . . . . . . . . . .36

Appendix A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .37
Appendix B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .46

P R O S P E C T U S


NORTHWESTERN MUTUAL VARIABLE JOINT LIFE


FLEXIBLE PREMIUM VARIABLE JOINT LIFE INSURANCE POLICY
INSURANCE PAYABLE ON SECOND DEATH




This prospectus describes the Variable Joint Life Policy (the "Policy") offered by The Northwestern Mutual Life Insurance Company. The Policy provides life insurance coverage on two insureds with a death benefit payable on the second death while the policy is in force.


The Policy offers flexible premium payments, nine investment funding options and a choice of three death benefit options.

The investment options correspond to the Portfolios of Northwestern Mutual Series Fund, Inc. (the "Fund"). The prospectus for the Fund, attached to this prospectus, describes the investment objectives of the nine portfolios: the Aggressive Growth Stock Portfolio, the International Equity Portfolio, the Growth Stock Portfolio, the Growth and Income Stock Portfolio, the Index 500 Stock Portfolio, the Balanced Portfolio, the High Yield Bond Portfolio, the Select Bond Portfolio and the Money Market Portfolio.

The values provided by the Policy vary daily depending on investment results. These values are not guaranteed. The Portfolios present varying degrees of investment risk.

A Policy may be returned for a limited period of time. See "Right to Return Policy", p. 8.

IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH A VARIABLE LIFE INSURANCE POLICY. SEE DEDUCTIONS AND CHARGES AND CASH VALUE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR NORTHWESTERN MUTUAL SERIES FUND, INC. WHICH IS ATTACHED HERETO, AND SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

SUMMARY

THE FOLLOWING SUMMARY PROVIDES A BRIEF OVERVIEW OF THE POLICY. IT OMITS DETAILS WHICH ARE INCLUDED ELSEWHERE IN THIS PROSPECTUS AND THE ATTACHED FUND PROSPECTUS AND IN THE TERMS OF THE POLICY.

VARIABLE LIFE INSURANCE

Variable life insurance is cash value life insurance and is similar in many ways to traditional fixed benefit life insurance. Both kinds of life insurance provide an income tax-free death benefit and a cash value that grows tax-deferred. Variable life insurance allows the policyowner to direct the premiums, after certain deductions, among a range of investment options. The variable life insurance death benefit and cash value vary to reflect the performance of the selected investments.

THE ACCOUNT AND ITS DIVISIONS

Northwestern Mutual Variable Life Account is the investment vehicle for the Policies. The Account has nine divisions. The owner of the Policy determines how net premiums are to be allocated. The assets of each division are invested in a corresponding Portfolio of Northwestern Mutual Series Fund, Inc. The nine Portfolios are the Aggressive Growth Stock Portfolio, the International Equity Portfolio, the Growth Stock Portfolio, the Growth and Income Stock Portfolio, the Index 500 Stock Portfolio, the Balanced Portfolio, the High Yield Bond Portfolio, the Select Bond Portfolio and the Money Market Portfolio. The investment objectives of the Portfolios are briefly described herein. See "The Fund", p. 3. For additional information see the attached prospectus for the Fund.

THE POLICY


AVAILABILITY LIMITATIONS The Variable Joint Life Policy is available for two insureds each between ages 20 and 85. The minimum Specified Amount of insurance is $1,000,000, or $500,000 if the older insured's issue age is age 50 or older.

PREMIUMS Premiums may be paid at any time and in any amounts, within limits, but additional premiums will be required to keep the Policy in force if values become insufficient to pay current charges.

DEATH BENEFIT  The Policy offers a choice of three death benefit options:

-  SPECIFIED AMOUNT (OPTION A)

-  SPECIFIED AMOUNT PLUS POLICY VALUE (OPTION B)

-  SPECIFIED AMOUNT PLUS PREMIUMS PAID (OPTION C)

In each case, the death benefit will be at least the amount needed to meet federal income tax requirements for life insurance. The Specified Amount is selected by the applicant when the Policy is purchased and may be increased or decreased by the owner, within limits and subject to conditions, after a Policy is issued. The amount of the death benefit is not guaranteed.

CASH VALUE    The cash value of a Policy is not guaranteed and varies daily to reflect investment experience. A Policy may be surrendered for its cash value. The Policy also includes loan and withdrawal provisions.

DEDUCTIONS AND CHARGES

FROM PREMIUMS

     - Deduction of 3.6% for local, state and federal taxes attributable to premiums

     - Sales load of 6.4% up to the Target Premium in Policy years 1-10, and 2.4% of all other premiums

FROM POLICY VALUE

     - Cost of insurance charge deducted monthly, is based on the net amount at risk, Policy duration, and the issue age, sex and risk classification of the insured persons. Current charges are based on the experience of Northwestern Mutual Life. Maximum charges are based on the 1980 CSO Mortality Tables.


     - Monthly mortality and expense risk charge. This consists of two components:


          (1) THE INVESTED ASSETS COMPONENT - The current charge is at the annual rate of .45% (0.0375% monthly rate) of the Policy Value less any Policy debt. The maximum charge is at the annual rate of .90% (0.075% monthly rate).


          (2) THE SPECIFIED AMOUNT COMPONENT - The charge is based on the Specified Amount and the issue ages of the insured persons, and applies during the first 10 Policy years.


     - Monthly administrative charge. The current charge is $5.00. The maximum charge is $7.50.


     - Monthly underwriting and issue charge. The charge is based on the Specified Amount and risk classification of the insured persons. It applies during the first 10 Policy years. The range is from 1.5CENTS to 3.5CENTS per $1,000 of initial Specified Amount, with a maximum monthly charge of $75 to $175.

     - Deferred sales charge deducted monthly. The charge is 7.5% (0.625% monthly rate) of premiums paid during the first Policy year up to the Target Premium. During the first Policy year the monthly deduction is based on cumulative premiums paid to date up to the Target Premium. The charge applies during the first 10 Policy years.


     - Charge for expenses and taxes associated with the Policy loan, if any. The aggregate charge is at the current annual rate of .90% (0.075% monthly rate) of the Policy debt during the first ten Policy years and .35% (.029167%) thereafter.

     - Any transaction charges that may result from a withdrawal, a transfer, a change in the Specified Amount or a change in the death benefit option. These charges are currently waived. The maximum charge is $250 for death benefit option changes and $25 for each of the other transactions.


FROM SURRENDER PROCEEDS

     - A surrender charge equal to 50% of the first year premium or the Target Premium, whichever is less. Beginning with the second Policy year, the surrender charge reduces month by month to zero at the end of the tenth Policy year.


FROM THE FUND

     - A daily charge for investment advisory and other services provided to the Fund. The total Fund expenses vary by Portfolio and currently fall in an approximate range of .21% to .77% of assets on an annual basis.

The following table shows the annual expenses for each of the Portfolios of the Fund, as a percentage of the average net assets of the Portfolio, based on 1997 operations for the Portfolios and their predecessors:

                                INVESTMENT
                                 ADVISORY        OTHER          TOTAL
PORTFOLIO                          FEE          EXPENSES       EXPENSES
---------                         ------        --------       --------
Aggressive Growth
  Stock.......................     .52%           .01%           .53%
International Equity..........     .67%           .10%           .77%
Growth Stock .................     .47%           .02%           .49%
Growth and Income
  Stock.......................     .59%           .01%           .60%
Index 500 Stock...............     .20%           .01%           .21%
Balanced......................     .30%           .00%           .30%
High Yield Bond...............     .52%           .03%           .55%
Select Bond...................     .30%           .00%           .30%
Money Market..................     .30%           .00%           .30%

--------------------------------------------------------------------------------


THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY,
NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT AND
NORTHWESTERN MUTUAL SERIES FUND, INC.

NORTHWESTERN MUTUAL LIFE

The Northwestern Mutual Life Insurance Company is a mutual life insurance company organized by a special act of the Wisconsin Legislature in 1857. It is the nation's fifth largest life insurance company, based on total assets in excess of $71 billion on December 31, 1997, and is licensed to conduct a conventional life insurance business in the District of Columbia and in all states of the United States. Northwestern Mutual Life sells life and disability insurance policies and annuity contracts through its own field force of approximately 6,000 full time producing agents. The Internal Revenue Service Employer Identification Number of Northwestern Mutual Life is 39-0509570.

THE ACCOUNT

Northwestern Mutual Variable Life Account was established by the Trustees of Northwestern Mutual Life on November 23, 1983, in accordance with the provisions of Wisconsin insurance law. Under Wisconsin law the income, gains and losses, realized or unrealized, of the Account are credited to or charged against the assets of the Account without regard to other income, gains or losses of Northwestern Mutual Life. The Account is used only for variable life insurance policies, including the Policies described in this prospectus as well as other policy series.

The Account is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not involve supervision of management or investment practices or policies. The Account has nine divisions. All of the assets of each division are invested in shares of the corresponding Portfolio of the Fund described below.

THE FUND

Northwestern Mutual Series Fund, Inc. is a mutual fund of the series type registered under the Investment Company Act of 1940 as an open-end diversified management investment company. Shares of each Portfolio of the Fund are purchased by the corresponding division of the Account at their net asset value without any sales charge.


The investment adviser for the Fund is Northwestern Mutual Investment Services, LLC ("NMIS"), a wholly-owned subsidiary of Northwestern Mutual Life. The investment advisory agreements for the respective Portfolios provide that NMIS will provide services and bear certain expenses of the Fund. For providing investment advisory and other services and bearing Fund expenses, the Fund pays NMIS a fee at an annual rate which ranges from .20% of the aggregate average daily net assets of the Index 500 Stock Portfolio to a maximum of .67% for the International Equity Portfolio, based on 1997 asset size. Other expenses borne by the Portfolios range from 0% for the Select Bond, Money Market and Balanced Portfolios to .10% for the International Equity Portfolio. Northwestern Mutual Life provides certain personnel and facilities used by NMIS in performing its investment advisory functions and is a party to the investment advisory agreement. J.P. Morgan Investment Management, Inc. and Templeton Investment Counsel, Inc. have been retained under investment sub-advisory agreements to provide investment advice to the Growth and Income Stock Portfolio and the International Equity Portfolio, respectively.


The investment objectives and types of investments for each of the nine Portfolios of the Fund are set forth below. There can be no assurance that the objectives of the Portfolios will be realized. For more information about the investment objectives and policies, the attendant risk factors and expenses, see the Fund prospectus.

AGGRESSIVE GROWTH STOCK PORTFOLIO. The investment objective of the Aggressive Growth Stock Portfolio is to achieve long-term appreciation of capital primarily by investing in the common stocks of companies which can reasonably be expected to increase their sales and earnings at a pace which will exceed the growth rate of the nation's economy over an extended period.

INTERNATIONAL EQUITY PORTFOLIO. The investment objective of the International Equity Portfolio is long-term capital growth. It pursues its objective through a flexible policy of investing in stocks and debt securities of companies and governments outside the United States.

GROWTH STOCK PORTFOLIO. The investment objective of the Growth Stock Portfolio is long-term growth of capital; current income is secondary. The Portfolio will seek to achieve this objective by selecting investments in companies which have above average earnings growth potential.

GROWTH AND INCOME STOCK PORTFOLIO. The investment objective of the Growth and Income Stock Portfolio is long-term growth of capital and income. Ordinarily the Portfolio pursues its investment objectives by investing primarily in dividend-paying common stock.

INDEX 500 STOCK PORTFOLIO. The investment objective of the Index 500 Stock Portfolio is to achieve investment results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). The Portfolio will attempt to meet this objective by investing in stocks included in the S&P 500 Index. Stocks generally are more volatile than debt securities and involve greater investment risks.

BALANCED PORTFOLIO. The investment objective of the Balanced Portfolio is to realize as high a level of long-term total rate of return as is consistent with prudent investment risk. The Balanced Portfolio will invest in common stocks and other equity securities, bonds and money market instruments. Investment in the Balanced Portfolio necessarily involves the risks inherent in stocks and debt securities of varying maturities, including the risk that the Portfolio may invest too much or too little of its assets in each type of security at any particular time.

HIGH YIELD BOND PORTFOLIO. The investment objective of the High Yield Bond Portfolio is to achieve high current income and capital appreciation by investing primarily in fixed income securities that are rated below investment grade by the major rating agencies.

SELECT BOND PORTFOLIO. The primary investment objective of the Select Bond Portfolio is to provide as high a level of long-term total rate of return as is consistent with prudent investment risk. A secondary objective is to seek preservation of shareholders' capital. The Select Bond Portfolio will invest primarily in debt securities. The value of debt securities will tend to rise and fall inversely with the rise and fall of interest rates.

MONEY MARKET PORTFOLIO. The investment objective of the Money Market Portfolio is to realize maximum current income consistent with liquidity and stability of capital. The Money Market Portfolio will invest in money market instruments and other debt securities with maturities generally not exceeding one year. The return produced by these securities will reflect fluctuations in short-term interest rates.


--------------------------------------------------------------------------------


DETAILED INFORMATION ABOUT THE POLICY

PREMIUMS


The Policy permits premiums to be paid at any time before the Policy anniversary that is nearest the 95th birthday of the younger insured and in any amounts within the limits described in this section.

The Specified Amount selected when the Policy is purchased is used to determine the minimum initial premium. The minimum initial premium varies with the issue age and sex of the insured persons.



A Target Premium is calculated when the Policy is issued and is used in determining the sales load, commissions, surrender charge and other expense charges during the first 10 Policy years. The Target Premium is based on the Specified Amount and the age, sex and risk classification of the insured persons.



After a Policy is issued, there are no minimum premiums, except that no premium of less than $25 will be accepted. The Policy will remain in force during the lifetime of at least one of the insured persons so long as the cash value is sufficient to pay the monthly cost of insurance charge and other current charges.



The Policy sets no maximum on premiums, but a premium that would increase the net amount at risk will be accepted only if the insurance, as increased, will be within the issue limits of Northwestern Mutual Life, the insureds meet the insurability requirements and the premium is received prior to the anniversary nearest the older insured's 85th birthday. If the Guideline Premium/Cash Value Corridor Test has been elected, a premium will not be accepted if it would disqualify the Policy as life insurance for federal income tax purposes. See "Choice of Tests for Tax Purposes", below and "Tax Considerations", p. 10.


DEATH BENEFIT


DEATH BENEFIT OPTIONS The death benefit is payable on the second death while the Policy is in force. The Policy provides for three death benefit options:



SPECIFIED AMOUNT (OPTION A) The Specified Amount is selected by the applicant when the Policy is purchased.


SPECIFIED AMOUNT PLUS POLICY VALUE (OPTION B) The Policy Value is the cumulative amount invested, adjusted for investment results, reduced by the charges for insurance and other expenses.

SPECIFIED AMOUNT PLUS PREMIUMS PAID (OPTION C)


The selected death benefit option will be in effect before the Policy anniversary nearest the 100th birthday of the younger insured, and the death benefit will be equal to the Policy Value after that date.



Under any of the Options, or on or after the Policy anniversary nearest the 100th birthday of the younger insured, the death benefit will be increased if necessary to meet the definitional requirements for life insurance for federal income tax purposes as discussed below.



CHOICE OF TESTS FOR TAX PURPOSES A Policy must satisfy one of two testing methods to qualify as life insurance for federal income tax purposes. The purchaser may choose either the Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test. Both tests require the Policy to meet minimum ratios, or multiples, of death benefit to the Policy Value. The minimum multiple decreases as the age of the insured persons advances. The choice of testing methods is made when a Policy is purchased and it may not be changed.



For the Guideline Premium/Cash Value Corridor Test the minimum multiples of death benefit to the Policy Value are shown in the following table. The attained age of the younger insured is used even if the younger insured is no longer living.



                             GUIDELINE PREMIUM/CASH VALUE
                               CORRIDOR TEST MULTIPLES
                                 YOUNGER INSURED AGE



Attained            Policy
--------            ------
Age                 Value %
---                 -------
40 or under......   250
41...............   243
42...............   236
43...............   229
44...............   222
45...............   215
46...............   209
47...............   203
48...............   197
49...............   191
50...............   185
51...............   178
52...............   171
53...............   164
54...............   157
55...............   150
56...............   146
57...............   142
58...............   138
59...............   134
60...............   130
61...............   128
62...............   126
63...............   124
64...............   122
65...............   120
66...............   119
67...............   118
68...............   117
69...............   116
70...............   115
71...............   113
72...............   111
73...............   109
74...............   107
75-90............   105
91...............   104
92...............   103
93...............   102
94...............   101
95 or over.......   100


For the Cash Value Accumulation Test the minimum multiples of death benefit to the Policy Value are calculated using net single premiums based on the attained age of both insureds and the Policy's underwriting classification, using a 4% interest rate.



The Guideline Premium/Cash Value Corridor Test generally has lower minimum multiples than the Cash Value Accumulation Test, usually resulting in better cash value accumulation for a given amount of premium. But the Guideline Premium/Cash Value

Corridor Test limits the amount of premium that may be paid in each Policy year. The Cash Value Accumulation Test has no such annual limitation, and allows more premium to be paid during the early Policy years.

DEATH BENEFIT CHANGES After a Policy is issued the owner may change the death benefit option, or increase or decrease the Specified Amount, subject to approval by Northwestern Mutual Life. Changes are subject to insurability requirements and issue limits. A change will not be permitted if it results in a Specified Amount less than the minimum for a new Policy issued on that date.

A change in the death benefit option, or an increase or decrease in the Specified Amount, will be effective on the monthly processing date next following receipt of a written request at the Home Office of Northwestern Mutual Life.

Administrative charges of up to $250 for a change in the death benefit option, and up to $25 for each of more than one change in the Specified Amount in a Policy year, may apply. Any such charges will be deducted from the Policy Value. Northwestern Mutual Life is currently waiving these charges.

A change in the death benefit option, or an increase or decrease in the Specified Amount, may have important tax effects. See "Tax Considerations", p.
10. The cost of insurance charge will increase if a change results in a larger net amount at risk. See "Charges Against the Policy Value," below.

ALLOCATIONS TO THE ACCOUNT

The initial net premium is placed in the Account on the Policy date. Net premiums paid thereafter are placed in the Account on the date received at the Home Office of Northwestern Mutual Life. Net premiums are premiums less the deductions from premiums. See "Deductions from Premiums", below.

Premiums placed in the Account prior to the initial allocation date are invested in the Money Market Division of the Account. The initial allocation date is identified in the Policy and is the later of the date the application is approved by Northwestern Mutual Life and the date the initial premium is received at the Home Office of Northwestern Mutual Life. A different initial allocation date applies in those states which require a refund of at least the premium paid during the period when the Policy may be returned. See "Right to Return Policy," p. 8. On the initial allocation date the amount in the Money Market Division is invested in the Account divisions as directed in the application for the Policy. The owner may change the allocation for future net premiums at any time by written request and the change will be effective for premiums placed in the Account thereafter. Allocation must be in whole percentages.


The owner may transfer accumulated amounts from one division of the Account to another. Transfers are effective on the date a written request is received at the Home Office of Northwestern Mutual Life. Northwestern Mutual Life reserves the right to charge a fee of up to $25, to cover administrative costs of transfers, if there are more than twelve transfers in a Policy year. Northwestern Mutual Life is currently waiving these fees.

DEDUCTIONS AND CHARGES

DEDUCTIONS FROM PREMIUMS    A charge for taxes attributable to premiums is
deducted from each premium. The total amount of this deduction is 3.6% of the premium. Of this amount 2.35% is for state premium taxes. Premium taxes vary from state to state and currently range from .75% to 3.5% of life insurance premiums. The 2.35% rate is an average. The tax rate for a particular state may be lower, higher, or equal to the 2.35% deduction. Northwestern Mutual Life does not expect to profit from this charge. The remainder of the deduction, 1.25% of each premium, is for federal income taxes measured by premiums. Northwestern Mutual Life believes that this charge does not exceed a reasonable estimate of its federal income taxes attributable to the treatment of deferred acquisition costs. The charge for taxes may be changed to reflect any changes in the law.


A charge for sales costs is deducted from each premium. The charge is 6.4% of premiums paid during each of the first ten Policy years up to the Target Premium and 2.4% of all other premiums. The Target Premium is based on the Specified Amount and the issue age, sex and risk classification of the insured persons.
To the extent that sales expenses exceed the amounts deducted, Northwestern Mutual Life will pay the expenses from its other assets. These assets may include, among other things, any gain realized from the monthly charge against the Policy Value for the mortality and expense risks assumed by Northwestern Mutual Life, as described below.


CHARGES AGAINST THE POLICY VALUE    A cost of insurance charge is deducted from
the Policy Value on each monthly processing date. The amount is determined by multiplying the net amount at risk by the cost of insurance rate. The net amount at risk is equal to the death benefit currently in effect less the Policy Value. The cost of insurance rate reflects the policy duration, and the issue age, sex and risk classification of the insured persons. The maximum cost of insurance rates are included in the Policy.


A charge for the mortality and expense risks assumed by Northwestern Mutual Life is also deducted monthly from the Policy Value. This charge includes the invested assets component and the Specified Amount component. The maximum amount of the invested assets component is equal to an annual rate of .90% (0.075% monthly rate) of the Policy Value. Currently the charge is equal to an annual rate of .45% (0.0375% monthly rate) of the Policy Value. The Specified Amount component is based on the Specified Amount and the issue ages of the insured persons, and applies during the first 10 Policy years. A table of rates and an example are included in Appendix B, p. 46. The mortality risk is that insureds may not live as long as Northwestern Mutual Life estimated. The expense risk is that expenses of issuing and administering the Policies may exceed the estimated costs. Northwestern Mutual Life will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.


There is a monthly administrative charge of not more than $7.50. Currently this charge will be $5. This charge is for administrative expenses, including costs of premium collection, processing claims, keeping records and communicating with Policyowners. Northwestern Mutual Life does not expect to profit from this charge.


There is a monthly underwriting and issue charge bases on the Specified Amount and the risk classification of the insureds. This charge applies during the first 10 Policy years. The range is from 1.5CENTS to 3.5CENTS per $1000 of initial Specified Amount, with a maximum monthly charge of $75 to $175.


A deferred sales charge is deducted monthly. The charge is 7.5% (0.625% monthly rate) of premiums paid during the first Policy year up to the Target Premium. During the first Policy year the monthly deduction is based on cumulative premiums paid to date up to the Target Premium. The charge applies during the first 10 Policy years.


A charge is made for the expenses and taxes associated with the Policy debt, if any. The aggregate charge is at the current annual rate of 0.90% (0.075% monthly rate) of the Policy debt for the first ten Policy years and 0.35% (0.029167% monthly rate) thereafter.

The Policy provides for transaction fees to be deducted from the Policy Value on the dates on which transactions take place. These charges are $25 for changes in the Specified Amount, withdrawals or transfers of assets among the divisions of the Account if more than twelve transfers take place in a Policy year. The fee for a change in the death benefit option is $250. Currently all of these fees are being waived.

Deductions from the Policy Value will be apportioned among the divisions of the Account in proportion to the amounts invested in the divisions.

SURRENDER CHARGE. A surrender charge will be deducted from the Policy proceeds if the Policy is surrendered during the first ten Policy years. During the first Policy year the surrender charge is equal to 50% of the first year premium or the Target Premium, whichever is less. Beginning with the second Policy year the surrender charge reduces month by month to zero at the end of the tenth Policy year.

EXPENSES OF THE FUND The investment performance of each division of the Account reflects all expenses borne by the corresponding Portfolio of the Fund. See the attached Fund prospectus for more information about those expenses.

CASH VALUE

The owner of a Policy may surrender it for the cash value at any time during the lifetime of at least one of the insured persons. The cash value for the Policy will change daily in response to investment results. No minimum cash value is guaranteed. The cash value is equal to the Policy Value, reduced by the surrender charge and reduced by any Policy debt outstanding.

The cash value for a Policy is determined at the end of each valuation period. Each business day, together with any non-business days before it, is a valuation period. A business day is any day on which the New York Stock Exchange is open for trading. In accordance with the requirements of the Investment Company Act of l940, the cash value for a Policy may also be determined on any other day on which there is sufficient trading in securities to materially affect the value of the securities held by the Portfolios of the Fund.

POLICY LOANS

The owner of a Policy may borrow up to 90% of the Policy Value less the surrender charge on the date of the loan, using the Policy as security. If a Policy loan is already outstanding, the maximum amount for any new loan is reduced by the amount already borrowed.


Interest on a Policy loan accrues and is payable on a daily basis at an annual effective rate of 5%. Unpaid interest is added to the amount of the loan. If the amount of the loan plus the surrender charge equals or exceeds the Policy Value on a monthly processing date, the Policy will enter the grace period. See "Termination and Reinstatement", below. A notice will be sent to the owner at least 61 days before the termination date. The notice will show how much must be paid to keep the Policy in force.

The amount of a Policy loan will be taken from the Account divisions in proportion to the amounts in the divisions. The amounts withdrawn will be transferred to Northwestern Mutual Life's general account and will be credited on a daily basis with an annual earnings rate equal to the 5% Policy loan interest rate. A Policy loan, even if it is repaid, will have a permanent effect on the Policy Value because the amounts borrowed will not participate in the Account's investment results while the loan is outstanding. The effect may be either favorable or unfavorable depending on whether the earnings rate credited to the loan amount is higher or lower than the rate credited to the unborrowed amount left in the Account.

A Policy loan, and any accrued interest outstanding, may be repaid, in whole or in part, at any time. Payments will be credited as of the date received and will be transferred from the general account of Northwestern Mutual Life to the Account divisions, in proportion to the premium allocation in effect, as of the same date.

A Policy loan may have important tax consequences. See "Tax Considerations", p. 10.

WITHDRAWALS OF CASH VALUE


The owner may make a withdrawal of cash value. A withdrawal may not reduce the loan value to less than any Policy debt outstanding. The loan value is 90% of the Policy Value less the surrender charge. Following a withdrawal the remaining cash value must be at least three times the current monthly charges for the cost of insurance and other expenses. The minimum amount for withdrawals is $250. Up to four withdrawals are permitted in a Policy year. An administrative charge of up to $25 may apply, but is currently being waived.


A withdrawal of cash value decreases the death benefit by the same amount. If the death benefit for a Policy has been increased to meet the federal tax requirements for life insurance, the decrease in the death benefit caused by a subsequent withdrawal will be larger than the amount of the withdrawal. If Option A or Option C is in effect a withdrawal of cash value will reduce the Specified Amount by the amount of the withdrawal. Following a withdrawal the remaining death benefit must be at least the minimum amount that Northwestern Mutual Life would currently issue, or the initial Specified Amount, if greater.


The amount withdrawn from cash value will be taken from the Account divisions in proportion to the amounts in the divisions. The Policy makes no provision for repayment of amounts withdrawn. A withdrawal of cash value may have important tax consequences. See "Tax Considerations", p. 10.

TERMINATION AND REINSTATEMENT

If the cash value is less than the monthly charges for the cost of insurance and other expenses on any monthly processing date, a grace period of 61 days is allowed for the payment of sufficient premium to keep the Policy in force. The grace period begins on the date that a notice is sent to the owner. The notice will state the minimum amount of premium required to keep the Policy in force and the date by which the premium must be paid. The Policy will terminate with no value unless the required amount is paid before the grace period expires.


After a Policy has terminated, it may be reinstated within three years. The insureds must provide satisfactory evidence of insurability. The minimum amount of premium required for reinstatement will be the monthly charges that were due when the Policy terminated plus the charges for three more months.

Reinstatement of a Policy will be effective on the first monthly processing date after an application for reinstatement is received at the Home Office of Northwestern Mutual Life, subject to approval by Northwestern Mutual Life. Any Policy debt that was outstanding when the Policy terminated will also be reinstated.

The Policy Value when a Policy is reinstated is equal to the premium paid, after the deduction for taxes and sales load, plus any Policy debt, less the sum of all monthly charges for the cost of insurance and other expenses for the grace period and for the current month. The Policy Value, less any Policy debt, will be allocated among the Account divisions based on the allocation for premiums currently in effect.


A Policy may not be reinstated after the Policy has been surrendered for its cash value or if either of the insured persons has died after the end of the grace period.

See "Tax Considerations", p. 10, for a discussion of the tax effects associated with termination and reinstatement of a Policy.

RIGHT TO RETURN POLICY

A Policy may be returned within 10 days (or later where required by state law) after the Policy is received. In some states the Policy may be returned within 45 days after the application for insurance is signed. The Policy may be mailed or delivered to the agent who sold it or to the Home Office of Northwestern Mutual Life. If returned, the Policy will be considered void from the beginning. Northwestern Mutual Life will refund the sum of the amounts deducted from the premium paid plus the Policy Value less any Policy debt on the date the returned Policy is received. In some states, the amount refunded will not be less than the premium paid.

OTHER POLICY PROVISIONS

OWNER. The owner is identified in the Policy. The owner may exercise all rights under the Policy while at least one of the insured persons is living. Ownership may be transferred to another. Written proof of the transfer must be received by Northwestern Mutual Life at its Home Office.

BENEFICIARY. The beneficiary is the person to whom the death benefit is payable. The beneficiary is named in the application. After the Policy is issued the owner may change the beneficiary in accordance with the Policy provisions.

INCONTESTABILITY. Northwestern Mutual Life will not contest a Policy after it has been in force during the lifetime of at least one insured for two years from the date of issue or two years from the effective date of a reinstatement. An increase in the amount of insurance that was subject to insurability requirements will not be contested after the increased amount has been in force during the lifetime of at least one insured for two years from the date of issuance of the increase.


SUICIDE. If either insured dies by suicide within one year from the date of issue, the amount payable under the Policy will be limited to the premiums paid, less the amount of any Policy debt and withdrawals. If either insured dies by suicide within one year of the date of issuance of an increase in the amount of insurance, which was subject to insurability requirements, the amount payable with respect to the increase will be limited to the amounts charged for the cost of insurance and other expenses attributable to the increase.


MISSTATEMENT OF AGE OR SEX. If the age or sex of either of the insureds has been misstated, the charges for cost of insurance and other expenses under a Policy will be adjusted to reflect the correct age and sex of both insured persons.

COLLATERAL ASSIGNMENT. The owner may assign a Policy as collateral security. Northwestern Mutual Life is not responsible for the validity or effect of a collateral assignment and will not be deemed to know of an assignment before receipt of the assignment in writing at the Home Office.

DEFERRAL OF DETERMINATION AND PAYMENT. Northwestern Mutual Life will ordinarily pay Policy benefits within seven days after receipt of all required documents at its Home Office. However, determination and payment of benefits may be deferred during any period when it is not reasonably practicable to value securities because the New York Stock Exchange is closed or an emergency exists or the Securities and Exchange Commission, by order, permits deferral for the protection of Policyowners.

DIVIDENDS. The Policies will share in divisible surplus to the extent determined annually by Northwestern Mutual Life. Since the Policies are not expected to contribute to divisible surplus, it is not expected that any dividends will be paid.

VOTING RIGHTS

Northwestern Mutual Life is the owner of the Fund shares in which all assets of the Account are invested. As the owner of the shares Northwestern Mutual Life will exercise its right to vote the shares to elect directors of the Fund, to vote on matters required to be approved or ratified by mutual fund shareholders under the Investment Company Act of 1940 and to vote on any other matters that may be presented to any Fund shareholders' meeting. However, Northwestern Mutual Life will vote the Fund shares held in the Account in accordance with instructions from owners of the Policies. Northwestern Mutual Life will vote the Fund shares held in its general account in the same proportions as the shares for which voting instructions are received. If the applicable laws or regulations change so as to permit Northwestern Mutual Life to vote the Fund shares in its own discretion, it may elect to do so.

The number of Fund shares for each division of the Account for which the owner of a Policy may give instructions is determined by dividing the amount of the Policy Value apportioned to that division, if any, by the per share value for the corresponding Fund Portfolio. The number will be determined as of a date chosen by Northwestern Mutual Life, but not more than 90 days before the Fund shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited with written materials at least 14 days before the meeting. Shares as to which no instructions have been received will be voted in the same proportion as the shares as to which instructions have been received.

Northwestern Mutual Life may, if required by state insurance officials, disregard voting instructions which would require Fund shares to be voted for a change in the sub-classification or investment objectives of a Fund Portfolio, or to approve or disapprove an investment advisory agreement for the Fund. Northwestern Mutual Life may also disregard voting instructions that would require changes in the investment policy or investment adviser for the Fund or a Fund Portfolio, provided that Northwestern Mutual Life reasonably determines to take this action in accordance with applicable federal law. If Northwestern Mutual Life disregards voting instructions, a summary of the action and reasons therefor will be included in the next semiannual report to the owners of the Policies.

SUBSTITUTION OF FUND SHARES AND OTHER CHANGES

If, in the judgment of Northwestern Mutual Life, a Fund Portfolio becomes unsuitable for continued use with the Policies because of a change in investment objectives or restrictions, shares of another Portfolio or another mutual fund may be substituted. Any substitution of shares will be subject to any required approval of the Securities and Exchange Commission, the Wisconsin Commissioner of Insurance or other regulatory authority. Northwestern Mutual Life has also reserved the right, subject to applicable federal and state law, to operate the Account or any of its divisions as a management company under the Investment Company Act of 1940, or in any other form permitted, or to terminate registration of the Account if registration is no longer required, and to change the provisions of the Policies to comply with any applicable laws.

REPORTS

At least once each Policy year the owner of a Policy will receive a statement showing the death benefit, cash value, Policy Value and any Policy loan, including loan interest. This report will show the apportionment of invested assets among the Account divisions. Owners will also receive annual and semiannual reports for the Account and the Fund, including financial statements.

DISTRIBUTION OF THE POLICIES

The Policies will be sold through individuals who, in addition to being licensed life insurance agents of Northwestern Mutual Life, are registered representatives of Northwestern Mutual Investment Services, LLC ("NMIS"), a wholly-owned subsidiary of Northwestern Mutual Life. NMIS is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. NMIS was organized in 1968 and is a Wisconsin limited liability company. Its address is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. The Internal Revenue Service Employer Identification Number of NMIS is 39-1099296.


Commissions paid to the agents will not exceed 40% of the premium up to the Target Premium for the first year, 6% of the premium up to the Target Premium during Policy years 2-10, and 2.75% of all other premium. Agents also receive commissions equal to .10% of Policy Value less Policy debt in Policy years 6 and later.

General agents and district agents who are registered representatives of NMIS and have supervisory responsibility for sales of the Policies receive commission overrides and other compensation.

TAX CONSIDERATIONS

GENERAL The following discussion provides a general description of federal income tax considerations relating to the Policy. The discussion is based on current provisions of the Internal Revenue Code ("Code") as currently interpreted by the Internal Revenue Service. This discussion is not intended as tax advice. The discussion is not exhaustive, it does not address the likelihood of future changes in federal income tax law or interpretations thereof, and it does not address state or local tax considerations which may be significant in the purchase and ownership of a Policy.

LIFE INSURANCE QUALIFICATION Section 7702 of the Code defines life insurance for federal income tax purposes. The Code provides two alternative tests for determining whether the death benefit is a sufficient multiple of the Policy Value. See "Choice of Tests for Tax Purposes", p. 5. The Policy is designed to comply with these rules. Premiums that would cause a Policy to be disqualified as life insurance will be returned.

Section 817(h) of the Code authorizes the Secretary of the Treasury to set standards for diversification of the investments underlying variable life insurance policies. Final regulations have been issued pursuant to this authority. Failure to meet the diversification requirements would disqualify the Policies as life insurance for purposes of Section 7702 of the Code. Northwestern Mutual Life intends to comply with these requirements.

The Treasury Department, in connection with the diversification requirements, stated that it expected to issue guidance about circumstances where a policyowner's control of separate account assets would cause the policyowner, and not the life insurance company, to be treated as the owner of those assets. These guidelines have not been issued. If the owner of a Policy were treated as the owner of the Fund shares held in the Account, the income and gains related to those shares would be included in the owner's gross income for federal income tax purposes. Northwestern Mutual Life believes that it owns the assets of the Account under current federal income tax law.

Northwestern Mutual Life believes that the Policies comply with the provisions of Sections 7702 and 817(h) of the Code, but the application of these rules is not entirely clear. Northwestern Mutual Life may make changes in the Policies if necessary to qualify the Policies as life insurance for tax purposes.

TAX TREATMENT OF LIFE INSURANCE   While a Policy is in force, increases in the
Policy Value as a result of investment experience are not subject to federal income tax until there is a distribution as defined by the Code. The death benefit received by a beneficiary will not be subject to federal income tax.

Unless the Policy is a modified endowment contract, as described below, Northwestern Mutual Life believes that a loan received under a Policy will be construed as indebtedness of the owner and no part of the loan will be treated as a distribution subject to current federal income tax. Interest paid by owners of the Policies will ordinarily not be deductible.


As a general rule, the proceeds from a withdrawal of cash value will be taxable only to the extent that the withdrawal exceeds the basis of the Policy. The basis of the Policy is generally equal to the premiums paid less any amounts previously received as tax-free distributions. In certain circumstances, a withdrawal of cash value during the first 15 Policy years may be taxable to the extent that the cash value exceeds the basis of the Policy. This means that the amount withdrawn may be taxable even if that amount is less than the basis of the Policy. In addition, if a Policy terminates while a Policy loan is outstanding, the cancellation of the loan and accrued interest will be treated as a distribution from the Policy and may be taxable under these rules.

Special tax rules may apply when ownership of a Policy is transferred. Qualified tax advice should be sought when a transfer of ownership is planned.

MODIFIED ENDOWMENT CONTRACTS A Policy will be classified as a modified endowment contract if the cumulative premium paid during the first seven Policy years exceeds a defined "seven-pay" limit. The seven-pay limit is based on a hypothetical life insurance policy issued on the same insured person and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges) will be fully paid for after seven level annual payments. A Policy will be treated as a modified endowment contract unless cumulative premiums paid under the Policy, at all times during the first seven Policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

Whenever there is a "material change" under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account the Policy Value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in the death benefit option, a change in the Specified Amount, and certain other changes.

If the benefits are reduced during the lifetime of either insured, for example, by requesting a decrease in the Specified Amount or, in some cases, by making a withdrawal of cash value, the seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the calculated seven-pay premium level limit, the Policy will become a modified endowment contract. A life insurance policy which is received in exchange for a modified endowment contract will also be considered a modified endowment contract.


If a Policy is a modified endowment contract, any distribution from the Policy will be taxed on a gain- first basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or a withdrawal of cash value. Any such distributions will be considered taxable income to the extent the cash value exceeds the basis in the Policy. For modified endowment contracts, the basis would be increased by the amount of any prior loan under the Policy that was considered taxable income. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Northwestern Mutual Life to the same policyowner (excluding certain qualified plans) during any calendar year are to be aggregated. The Secretary of the Treasury has authority to prescribe additional rules to prevent avoidance of gain-first taxation on distributions from modified endowment contracts.

A 10% penalty tax will apply to the taxable portion of a distribution from a modified endowment contract. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayers or the joint lives (or joint life expectancies) of the taxpayer and his beneficiaries. If a Policy is surrendered, the excess, if any, of the Policy Value over the basis of the Policy will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax. The exceptions generally do not apply to life insurance policies owned by corporations or other entities. If a Policy terminates while there is a Policy loan, the cancellation of the loan and accrued loan interest will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the penalty tax, as described under the above rules.

If a Policy becomes a modified endowment contract, distributions that occur during the Policy year it becomes a modified endowment contract and any subsequent Policy year will be taxed as described in the two preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Secretary of the Treasury has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.

ESTATE AND GENERATION SKIPPING TAXES The amount of the death benefit will generally be includible in the owner's estate for federal estate tax purposes if the last surviving insured owned the Policy. If the owner is not the last surviving insured, the fair market value of the Policy is includible in the owner's estate.


The federal estate tax and gift tax are integrated under a unified rate schedule which effectively excludes estates of less than $625,000 from federal estate taxes. The exclusion will be increased in several steps to $1 million in the year 2006 under current law. In addition, an unlimited marital deduction permits deferral of federal estate and gift taxes until the death of the surviving spouse.


If ownership of the Policy is transferred to a person two or more generations younger than the owner, the value of the Policy may be taxable. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. A qualified tax adviser should be consulted if transfer of ownership to grandchildren is contemplated.


OTHER TAX CONSIDERATIONS The Policy permits the owner to exchange the Policy for two policies, one on the life of each insured, if a change in the federal estate tax law results in the repeal of the unlimited marital deduction or a 50% or greater reduction in the estate tax rate. The Internal Revenue Service has ruled with respect to one taxpayer that such a transaction would be treated as a non-taxable exchange. If not, such a split of the Policy could result in the recognition of taxable income.


Depending on the circumstances, the exchange of a Policy, a change in the death benefit option, a Policy loan, a withdrawal of cash value, a change in ownership or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, estate, inheritance, and other tax consequences of Policy ownership, premium payments and receipt of Policy proceeds depend on the circumstances of each Policyowner or beneficiary. Any person contemplating any such transaction should consult a qualified tax adviser.



--------------------------------------------------------------------------------


OTHER INFORMATION

MANAGEMENT

Northwestern Mutual Life is managed by a Board of Trustees. The Trustees and senior officers of Northwestern Mutual Life and their positions including Board committee memberships, and their principal occupations, as of the date of this prospectus, are listed below. Unless otherwise indicated, the business address of each Trustee and senior officer is c/o The Northwestern Mutual Life Insurance Company, 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.


TRUSTEES

NAME                                                        PRINCIPAL OCCUPATION DURING LAST FIVE YEARS
----                                                        -------------------------------------------
R. Quintus Anderson (A)...................................  Chairman, Aarque Capital Corporation since 1997, prior thereto;
                                                            Chairman, The Aarque Companies, 111 West Second Street, P.O. Box 310,
                                                            Jamestown, NY 14702-0310 (diversified metal products manufacturing)

Edward E. Barr (HR).......................................  Chairman, Sun Chemical Corporation, 222 Bridge Plaza South, Fort Lee,
                                                            New Jersey 07024 (graphic arts) since 1998;  prior thereto, President and Chief Executive Officer.  President and Chief Executive Officer, DIC
                                                            Americas, Inc., Fort Lee, NJ

Gordon T. Beaham, III (OT)................................  Chairman of the Board and President, Faultless Starch/Bon Ami Company,
                                                            1025 West Eighth Street, Kansas City, MO 64101 (consumer products manufacturer)

Robert C. Buchanan (A, E, F)..............................  President and Chief Executive Officer, Fox Valley Corporation, 100 West
                                                            Lawrence Street, P.O. Box 727, Appleton, WI 54912-0727 (manufacturer of gift wrap and writing paper)

Robert E. Carlson (E).....................................  Executive Vice President of Northwestern Mutual Life

George A. Dickerman (AM)..................................  Chairman of the Board, Spalding Sports Worldwide, 425 Meadow Street,
                                                            P.O. Box 901, Chicopee, MA 01021-0901 (manufacturer of sporting equipment) since 1998;  prior thereto, President

Pierre S. du Pont (AM)....................................  Attorney, Richards, Layton and Finger, P.O. Box 551, 1 Rodney Square,
                                                            Wilmington, DE 19899

James D. Ericson (AM, E, F. HR, OT).......................  President and Chief Executive Officer of Northwestern Mutual Life since
                                                            1993; President and Chief Operating Officer, 1991-1993; prior thereto,
                                                            President

J. E. Gallegos (A)........................................  Attorney at Law; President, Gallegos Law Firm, 460 St. Michaels Drive,
                                                            Building 300, Santa Fe, NM 87505

Stephen N. Graff (E, F, OT)...............................  Retired Partner, Arthur Andersen LLP (public accountants) since 1994;
                                                            Senior Partner, 1993-1994; prior thereto, Managing Partner - Milwaukee,
                                                            WI office.  Address:  805 Lone Tree Road, Elm Grove, WI 53122-2014

Patricia Albjerg Graham (HR)..............................  Professor, Graduate School of Education, Harvard University, 420 Gutman,
                                                            Cambridge, MA 02138.  President, The Spencer Foundation (social and behavioral sciences)

Stephen F. Keller (HR)....................................  Attorney.  Former Chairman, Santa Anita Realty Enterprises since 1997;
                                                            prior thereto, Chairman.  Address:  101 South Las Palmas Avenue, Los
                                                            Angeles, CA 90004

Barbara A. King (AM)......................................  President, Landscape Structures, Inc., Rt 3, 601 - 7th Street South,
                                                            Delano, MN 55328 (manufacturer of playground equipment)

J. Thomas Lewis (HR)......................................  Attorney (retired), 228 St. Charles Avenue, Suite 1024, New Orleans, LA
                                                            70130, since 1998; prior thereto, Attorney, Monroe & Lemann, New
                                                            Orleans, LA

Daniel F. McKeithan, Jr. (E, F, HR).......................  President, Tamarack Petroleum Company, Inc., 777 East Wisconsin Avenue,
                                                            Milwaukee, WI 53202 (operator of oil and gas wells); President, Active
                                                            Investor Management, Inc., Milwaukee, WI

Guy A. Osborn (E, F, OT)..................................  Retired Chairman of Universal Foods Corporation, 433 East Michigan
                                                            Street, Milwaukee, WI 53202 since 1997; prior thereto, Chairman and
                                                            Chief Executive Officer

Timothy D. Proctor (A)....................................  Director, Worldwide Human Resources of Glaxo Wellcome plc, P.O. Box
                                                            13398, 5 Moore Drive, Research Triangle Park, NC  27709, since 1998.
                                                            Senior Vice President Human Resources, General Counsel & Secretary from
                                                            1994 to 1998 (pharmaceuticals)

Donald J. Schuenke (AM, E, F).............................  Retired since 1994; Chairman of Northwestern Mutual Life, 1993-1994;
                                                            Chairman and Chief Executive Officer, 1990-1993; prior thereto,
                                                            President and Chief Executive Officer

H. Mason Sizemore, Jr. (AM)...............................  President and Chief Operating Officer, The Seattle Times, Fairview
                                                            Avenue North and John Street, P.O. Box 70, Seattle, WA 98111
                                                            (publishing)

Harold B. Smith (OT)......................................  Chairman, Executive Committee, Illinois Tool Works, Inc., 3600 West Lake
                                                            Avenue, Glenview, IL 60025-5811 (engineered components and industrial systems and consumables)

Sherwood H. Smith, Jr. (AM)...............................  Chairman of the Board of Carolina Power & Light, 411 Fayetteville Street
                                                            Mall, P.O. Box 1551, Raleigh, NC 27602, since 1997; prior thereto,
                                                            Chairman of the Board and Chief Executive Officer.

John E. Steuri (OT).......................................  Chairman, Advanced Thermal Technologies, Little Rock, AR since 1997
                                                            (heating,  air-conditioning  and humidity control).           Retired
                                                            since 1996 as Chairman and Chief Executive Officer of ALLTEL Information
                                                            Services, Inc., Little Rock, AR (application software).  Address:  52
                                                            River Ridge Road, Little Rock, AR 72227-1518

John J. Stollenwerk (AM, E, F)............................  President and Chief Executive Officer, Allen-Edmonds Shoe Corporation,
                                                            201 East Seven Hills Road, P.O. Box 998, Port Washington, WI 53074-0998

Barry L. Williams (HR)....................................  President and Chief Executive Officer, C.N. Flagg Power, Inc., Meriden,
                                                            CT (construction services for electric power plants) and President,
                                                            Williams Pacific Ventures, Inc., 100 First Street, Suite 2350, San
                                                            Francisco, CA 94105-2634 (venture capital)

Kathryn D. Wriston (A)....................................  Director of various corporations.  Address:  c/o Shearman & Sterling,
                                                            599 Lexington Avenue, Room 1126, New York, NY 10022


A    --   Member, Audit Committee
AM   --   Member, Agency and Marketing Committee
E    --   Member, Executive Committee
F    --   Member, Finance Committee
HR   --   Member, Human Resources and Public Policy Committee
OT   --   Member, Operations and Technology Committee


SENIOR OFFICERS (OTHER THAN TRUSTEES)

                                                            POSITION WITH
               NAME                                    NORTHWESTERN MUTUAL LIFE
          ----------------------------------------------------------------------
          John M. Bremer                     Executive Vice President, General
                                               Counsel and Secretary
          Peter W. Bruce                     Executive Vice President
          Edward J. Zore                     Executive Vice President
          Deborah A. Beck                    Senior Vice President
          William H. Beckley                 Senior Vice President
          Mark G. Doll                       Senior Vice President
          Richard L. Hall                    Senior Vice President
          William C. Koenig                  Senior Vice President and
                                               Chief Actuary
          Donald L. Mellish                  Senior Vice President
          Mason G. Ross                      Senior Vice President
          Leonard F. Stecklein               Senior Vice President
          Frederic H. Sweet                  Senior Vice President
          Dennis Tamcsin                     Senior Vice President
          Walter J. Wojcik                   Senior Vice President
          Gary E. Long                       Vice President and Controller

REGULATION

Northwestern Mutual Life is subject to the laws of Wisconsin governing insurance companies and to regulation by the Wisconsin Commissioner of Insurance. An annual statement in a prescribed form is filed with the Department of Insurance on or before March 1 in each year covering operations for the preceding year and including financial statements. Regulation by the Wisconsin Insurance Department includes periodic examination to determine solvency and compliance with insurance laws. Northwestern Mutual Life is also subject to the insurance laws and regulations of the other jurisdictions in which it is licensed to operate.

LEGAL PROCEEDINGS

Northwestern Mutual Life is engaged in litigation of various kinds which in its judgment is not of material importance in relation to its total assets. There are no legal proceedings pending to which the Account is a party.

REGISTRATION STATEMENT

A registration statement has been filed with the Securities and Exchange Commission, Washington, D.C. by Northwestern Mutual Life under the Securities Act of 1933, as amended, with respect to the Policies. This prospectus does not contain all the information set forth in the registration statement. A copy of the omitted material is available from the main office of the SEC in

Washington, D.C. upon payment of the prescribed fee. Further information about the Policies is also available from the Home Office of Northwestern Mutual Life. The address and telephone number are on the cover of this prospectus.

EXPERTS

The financial statements of Northwestern Mutual Life as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 and of the Account as of December 31, 1997 and for each of the two years in the period ended December 31, 1997 included in this prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. Actuarial matters included in this prospectus have been examined by William C. Koenig, F.S.A., Senior Vice President and Chief Actuary of Northwestern Mutual Life. His opinion is filed as an exhibit to the registration statement.

                         Pages 16 through 22 are reserved for
                        DECEMBER 31, 1997 FINANCIAL STATEMENTS

                                         for

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS


The following financial statements of Northwestern Mutual should be considered only as bearing upon the ability of Northwestern Mutual Life to meet its obligations under the Policies.






                            Pages 23 - 36 are reserved for
                      the December 31, 1997 Financial Statements
                  for The Northwestern Mutual Life Insurance Company
















       The accompanying notes are an integral part of the financial statements

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

























       The accompanying notes are an integral part of the financial statements

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
























       The accompanying notes are an integral part of the financial statements

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
























       The accompanying notes are an integral part of the financial statements

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
























       The accompanying notes are an integral part of the financial statements

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY























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

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY























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

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY























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

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY























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

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY























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

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY























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

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

APPENDIX A


ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES CASH VALUES AND ACCUMULATED PREMIUMS. The tables on the following pages illustrate how the death benefit, Policy Value and cash value for a Policy would vary over time based on hypothetical investment results. The tables assume gross investment return rates of 0%, 6% and 12% on assets of the Account. The Policies illustrated are for a male and female, both select risks, age 55, with a Specified Amount of $1,000,000 and annual premium of $20,000. The first four illustrations, on pages 38-41, are for death benefit Option A, based on both current charges and Guaranteed Charges, using 1) the Guideline Premium/Cash Value Corridor Test, and
2) the Cash Value Accumulation Test for the definition of life insurance. The next four illustrations are for Policies with death benefit Option B.

The death benefits and cash values would be different from those shown if the gross investment return rate averaged 0%, 6% or 12%, but fluctuated over and under the average rate at various points in time. The values would also be different, depending on the Account divisions selected by the owner of the Policy, if the return rate for the nine Fund Portfolios averaged 0%, 6% or 12%, but the rates for each individual Portfolio varied over and under the average.

The amounts shown as the death benefits, Policy Values and cash values reflect the deductions from premiums and deductions from Policy Value. The amounts shown as the cash values reflect surrender charges. The amounts shown also reflect the average of the investment advisory fees and other Fund expenses applicable to each of the nine Portfolios of the Fund during 1997 at the annual rate of .45% of the Fund's net assets. See "The Fund", p. 3. Thus the 0%, 6% and 12% gross hypothetical return rates on the Fund's assets are equivalent to the net rates of -.45%, 5.55% and 11.55% on the assets of the Account.

The second column of each table shows the amount which would accumulate if an amount equal to the annual premium were invested to earn interest, after taxes, at a 5% interest rate compounded annually.

The death benefits and corresponding Policy Values and cash values shown on pages 38, 40, 42 and 44 illustrate benefits which would be paid if investment returns of 0%, 6% and 12% are realized, and if mortality and expense experience in the future is as currently experienced. HOWEVER, CURRENT MONTHLY COST OF INSURANCE AND EXPENSE CHARGES MAY CHANGE SUBJECT TO THE STATED MAXIMUM CHARGES.


A comparable illustration based on the issue age, sex and risk classification of the proposed insured persons and proposed Specified Amount, death benefit option and premium is available upon request.

                FLEXIBLE PREMIUM VARIABLE JOINT LIFE INSURANCE POLICY

SPECIFIED AMOUNT:  $1,000,000                           DEATH BENEFIT OPTION:  A
MALE SELECT CLASS ISSUE AGE 55                  FEMALE SELECT CLASS ISSUE AGE 55
ANNUAL PREMIUM:  $20,000            GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                                    CURRENT CHARGES



                                                                          DEATH BENEFIT
                                                   -----------------------------------------------------------
                                                     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
  END OF              PREMIUM ACCUMULATED          -----------------------------------------------------------
POLICY YEAR         AT 5% INTEREST PER YEAR            0%                       6%                      12%
-----------         -----------------------        ---------                ---------                ---------
     1                       21,000                1,000,000                1,000,000               1,000,000
     2                       43,050                1,000,000                1,000,000               1,000,000
     3                       66,203                1,000,000                1,000,000               1,000,000
     4                       90,513                1,000,000                1,000,000               1,000,000
     5                      116,038                1,000,000                1,000,000               1,000,000
     6                      142,840                1,000,000                1,000,000               1,000,000
     7                      170,982                1,000,000                1,000,000               1,000,000
     8                      200,531                1,000,000                1,000,000               1,000,000
     9                      231,558                1,000,000                1,000,000               1,000,000
    10                      264,136                1,000,000                1,000,000               1,000,000
    15                      453,150                1,000,000                1,000,000               1,000,000
    20                      694,385                1,000,000                1,000,000               1,262,624
    25                    1,002,269                1,000,000                1,000,000               2,222,544
    30                    1,395,216                1,000,000                1,223,959               3,857,463
    35                    1,896,726                1,000,000                1,648,625               6,515,796



                                    POLICY VALUE                                                CASH VALUE
               -------------------------------------------------------     -------------------------------------------------------
               ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
   END OF      -------------------------------------------------------     -------------------------------------------------------
POLICY YEAR           0%                  6%                12%                  0%                  6%                 12%
-----------      ----------          ----------         ----------           ----------          ----------          ----------
     1             15,552              16,555              17,559               6,263               7,266               8,270
     2             30,961              33,946              37,054              22,704              25,690              28,798
     3             46,227              52,216              58,699              39,002              44,991              51,474
     4             61,348              71,405              82,727              55,156              65,212              76,534
     5             76,322              91,556             109,398              71,162              86,396             104,237
     6             91,144             112,712             138,997              87,015             108,584             134,869
     7            105,806             134,916             171,843             102,710             131,820             168,747
     8            120,303             158,213             208,285             118,238             156,149             206,221
     9            134,625             182,651             248,716             133,592             181,619             247,684
    10            148,766             208,281             293,573             148,766             208,281             293,573
    15            230,905             373,312             623,433             230,905             373,312             623,433
    20            302,138             579,459           1,180,022             302,138             579,459           1,180,022
    25            343,900             834,546           2,116,709             343,900             834,546           2,116,709
    30            312,746           1,165,676           3,673,775             312,746           1,165,676           3,673,775
    35             75,609           1,570,119           6,205,520              75,609           1,570,119           6,205,520


ALL PREMIUM PAYMENTS ARE ILLUSTRATED AS IF MADE AT THE BEGINNING OF THE POLICY YEAR. ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.


IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.


THE DEATH BENEFIT, POLICY VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE JOINT LIFE INSURANCE POLICY

SPECIFIED AMOUNT:  $1,000,000                           DEATH BENEFIT OPTION:  A
MALE SELECT CLASS ISSUE AGE 55                  FEMALE SELECT CLASS ISSUE AGE 55
ANNUAL PREMIUM:  $20,000            GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                                  GUARANTEED CHARGES



                                                                          DEATH BENEFIT
                                                   -----------------------------------------------------------
                                                     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
  END OF              PREMIUM ACCUMULATED          -----------------------------------------------------------
POLICY YEAR         AT 5% INTEREST PER YEAR            0%                       6%                      12%
-----------         -----------------------        ---------                ---------                ---------
     1                       21,000                1,000,000                1,000,000               1,000,000
     2                       43,050                1,000,000                1,000,000               1,000,000
     3                       66,203                1,000,000                1,000,000               1,000,000
     4                       90,513                1,000,000                1,000,000               1,000,000
     5                      116,038                1,000,000                1,000,000               1,000,000
     6                      142,840                1,000,000                1,000,000               1,000,000
     7                      170,982                1,000,000                1,000,000               1,000,000
     8                      200,531                1,000,000                1,000,000               1,000,000
     9                      231,558                1,000,000                1,000,000               1,000,000
    10                      264,136                1,000,000                1,000,000               1,000,000
    15                      453,150                1,000,000                1,000,000               1,000,000
    20                      694,385                1,000,000                1,000,000               1,110,443
    25                    1,002,269                1,000,000                1,000,000               1,917,451
    30                    1,395,216                       0*                1,000,000               3,241,786
    35                    1,896,726                       0*                1,027,940               5,300,247



                                    POLICY VALUE                                                CASH VALUE
               -------------------------------------------------------     -------------------------------------------------------
               ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
   END OF      -------------------------------------------------------     -------------------------------------------------------
POLICY YEAR           0%                  6%                12%                  0%                  6%                 12%
-----------      ----------          ----------         ----------           ----------          ----------          ----------
     1             15,402              16,398              17,395               6,113               7,109               8,106
     2             30,491              33,441              36,512              22,234              25,184              28,256
     3             45,250              51,138              57,513              38,025              43,914              50,289
     4             59,661              69,498              80,576              53,469              63,306              74,384
     5             73,703              88,527             105,895              68,543              83,367             100,735
     6             87,348             108,224             133,682              83,220             104,096             129,554
     7            100,561             128,585             164,168              97,465             125,489             161,071
     8            113,293             149,591             197,598             111,229             147,526             195,534
     9            125,478             171,209             234,239             124,446             170,177             233,207
    10            137,038             193,396             274,383             137,038             193,396             274,383
    15            197,245             328,723             562,052             197,245             328,723             562,052
    20            222,822             475,172           1,037,797             222,822             475,172           1,037,797
    25            169,606             621,632           1,826,144             169,606             621,632           1,826,144
    30                 0*             771,001           3,087,416                  0*             771,001           3,087,416
    35                 0*             978,991           5,047,855                  0*             978,991           5,047,855


*Additional payment will be required to prevent policy termination.


ALL PREMIUM PAYMENTS ARE ILLUSTRATED AS IF MADE AT THE BEGINNING OF THE POLICY YEAR. ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.


IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.


THE DEATH BENEFIT, POLICY VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE JOINT LIFE INSURANCE POLICY

SPECIFIED AMOUNT:  $1,000,000                           DEATH BENEFIT OPTION:  A
MALE SELECT CLASS ISSUE AGE 55                  FEMALE SELECT CLASS ISSUE AGE 55
ANNUAL PREMIUM:  $20,000                           CASH VALUE  ACCUMULATION TEST

                                   CURRENT CHARGES



                                                                          DEATH BENEFIT
                                                   -----------------------------------------------------------
                                                     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
  END OF              PREMIUM ACCUMULATED          -----------------------------------------------------------
POLICY YEAR         AT 5% INTEREST PER YEAR            0%                       6%                      12%
-----------         -----------------------        ---------                ---------                ---------
     1                       21,000                1,000,000                1,000,000               1,000,000
     2                       43,050                1,000,000                1,000,000               1,000,000
     3                       66,203                1,000,000                1,000,000               1,000,000
     4                       90,513                1,000,000                1,000,000               1,000,000
     5                      116,038                1,000,000                1,000,000               1,000,000
     6                      142,840                1,000,000                1,000,000               1,000,000
     7                      170,982                1,000,000                1,000,000               1,000,000
     8                      200,531                1,000,000                1,000,000               1,000,000
     9                      231,558                1,000,000                1,000,000               1,000,000
    10                      264,136                1,000,000                1,000,000               1,000,000
    15                      453,150                1,000,000                1,000,000               1,152,891
    20                      694,385                1,000,000                1,000,000               1,852,322
    25                    1,002,269                1,000,000                1,152,710               2,856,370
    30                    1,395,216                1,000,000                1,403,598               4,310,533
    35                    1,896,726                1,000,000                1,666,348               6,400,957



                                    POLICY VALUE                                                CASH VALUE
               -------------------------------------------------------     -------------------------------------------------------
               ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
   END OF      -------------------------------------------------------     -------------------------------------------------------
POLICY YEAR           0%                  6%                12%                  0%                  6%                 12%
-----------      ----------          ----------         ----------           ----------          ----------          ----------
     1             15,552              16,555              17,559               6,263               7,266               8,270
     2             30,961              33,946              37,054              22,704              25,690              28,798
     3             46,227              52,216              58,699              39,002              44,991              51,474
     4             61,348              71,405              82,727              55,156              65,212              76,534
     5             76,322              91,556             109,398              71,162              86,396             104,237
     6             91,144             112,712             138,997              87,015             108,584             134,869
     7            105,806             134,916             171,843             102,710             131,820             168,747
     8            120,303             158,213             208,285             118,238             156,149             206,221
     9            134,625             182,651             248,716             133,592             181,619             247,684
    10            148,766             208,281             293,573             148,766             208,281             293,573
    15            230,905             373,312             623,321             230,905             373,312             623,321
    20            302,138             579,459           1,171,954             302,138             579,459           1,171,954
    25            343,900             830,613           2,058,227             343,900             830,613           2,058,227
    30            312,746           1,118,193           3,434,039             312,746           1,118,193           3,434,039
    35             75,609           1,424,569           5,472,210              75,609           1,424,569           5,472,210


ALL PREMIUM PAYMENTS ARE ILLUSTRATED AS IF MADE AT THE BEGINNING OF THE POLICY YEAR. ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.


IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.


THE DEATH BENEFIT, POLICY VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE JOINT LIFE INSURANCE POLICY

SPECIFIED AMOUNT:  $1,000,000                           DEATH BENEFIT OPTION:  A
MALE SELECT CLASS ISSUE AGE 55                  FEMALE SELECT CLASS ISSUE AGE 55
ANNUAL PREMIUM:  $20,000                           CASH VALUE  ACCUMULATION TEST

                                  GUARANTEED CHARGES



                                                                          DEATH BENEFIT
                                                   -----------------------------------------------------------
                                                     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
  END OF              PREMIUM ACCUMULATED          -----------------------------------------------------------
POLICY YEAR         AT 5% INTEREST PER YEAR            0%                       6%                      12%
-----------         -----------------------        ---------                ---------                ---------
     1                       21,000                1,000,000                1,000,000               1,000,000
     2                       43,050                1,000,000                1,000,000               1,000,000
     3                       66,203                1,000,000                1,000,000               1,000,000
     4                       90,513                1,000,000                1,000,000               1,000,000
     5                      116,038                1,000,000                1,000,000               1,000,000
     6                      142,840                1,000,000                1,000,000               1,000,000
     7                      170,982                1,000,000                1,000,000               1,000,000
     8                      200,531                1,000,000                1,000,000               1,000,000
     9                      231,558                1,000,000                1,000,000               1,000,000
    10                      264,136                1,000,000                1,000,000               1,000,000
    15                      453,150                1,000,000                1,000,000               1,039,459
    20                      694,385                1,000,000                1,000,000               1,597,137
    25                    1,002,269                1,000,000                1,000,000               2,315,595
    30                    1,395,216                       0*                1,000,000               3,255,803
    35                    1,896,726                       0*                1,097,414               4,501,774



                                    POLICY VALUE                                                CASH VALUE
               -------------------------------------------------------     -------------------------------------------------------
               ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
   END OF      -------------------------------------------------------     -------------------------------------------------------
POLICY YEAR           0%                  6%                12%                  0%                  6%                 12%
-----------      ----------          ----------         ----------           ----------          ----------          ----------
     1             15,402              16,398              17,395               6,113               7,109               8,106
     2             30,491              33,441              36,512              22,234              25,184              28,256
     3             45,250              51,138              57,513              38,025              43,914              50,289
     4             59,661              69,498              80,576              53,469              63,306              74,384
     5             73,703              88,527             105,895              68,543              83,367             100,735
     6             87,348             108,224             133,682              83,220             104,096             129,554
     7            100,561             128,585             164,168              97,465             125,489             161,071
     8            113,293             149,591             197,598             111,229             147,526             195,534
     9            125,478             171,209             234,239             124,446             170,177             233,207
    10            137,038             193,396             274,383             137,038             193,396             274,383
    15            197,245             328,723             561,993             197,245             328,723             561,993
    20            222,822             475,172           1,010,500             222,822             475,172           1,010,500
    25            169,606             621,632           1,668,558             169,606             621,632           1,668,558
    30                 0*             771,001           2,593,775                  0*             771,001           2,593,775
    35                 0*             938,185           3,848,589                  0*             938,185           3,848,589


*Additional payment will be required to prevent policy termination.


ALL PREMIUM PAYMENTS ARE ILLUSTRATED AS IF MADE AT THE BEGINNING OF THE POLICY YEAR. ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.


IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.


THE DEATH BENEFIT, POLICY VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE JOINT LIFE INSURANCE POLICY

SPECIFIED AMOUNT:  $1,000,000                           DEATH BENEFIT OPTION:  B
MALE SELECT CLASS ISSUE AGE 55                  FEMALE SELECT CLASS ISSUE AGE 55
ANNUAL PREMIUM:  $20,000            GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                                   CURRENT CHARGES


                                                                          DEATH BENEFIT
                                                    -------------------------------------------------------
                                                    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      END OF             PREMIUM ACCUMULATED        -------------------------------------------------------
    POLICY YEAR        AT 5% INTEREST PER YEAR             0%                  6%                  12%
    -----------        -----------------------          ---------           ---------           ---------

          1                    21,000                   1,015,552           1,016,555           1,017,559
          2                    43,050                   1,030,961           1,033,946           1,037,054
          3                    66,203                   1,046,226           1,052,215           1,058,698
          4                    90,513                   1,061,347           1,071,403           1,082,724
          5                   116,038                   1,076,318           1,091,551           1,109,391
          6                   142,840                   1,091,135           1,112,701           1,138,983
          7                   170,982                   1,105,789           1,134,893           1,171,813
          8                   200,531                   1,120,270           1,158,169           1,208,226
          9                   231,558                   1,134,568           1,182,572           1,248,606
         10                   264,136                   1,148,674           1,208,148           1,293,379
         15                   453,150                   1,230,148           1,372,018           1,621,182
         20                   694,385                   1,297,477           1,570,037           2,161,396
         25                 1,002,269                   1,320,707           1,777,053           3,020,880
         30                 1,395,216                   1,233,742           1,917,913           4,330,938
         35                 1,896,726                          0*           1,824,873           6,230,371



                                POLICY VALUE                                  CASH VALUE
                    --------------------------------------       --------------------------------------
                          ASSUMING HYPOTHETICAL GROSS                 ASSUMING HYPOTHETICAL GROSS
                          ANNUAL INVESTMENT RETURN OF                 ANNUAL INVESTMENT RETURN OF
       END OF       --------------------------------------       --------------------------------------
     POLICY YEAR       0%             6%             12%            0%             6%             12%
     -----------    --------       --------       --------       --------       --------       --------

          1           15,552         16,555         17,559          6,263          7,266          8,270
          2           30,961         33,946         37,054         22,704         25,689         28,797
          3           46,226         52,215         58,698         39,002         44,990         51,473
          4           61,347         71,403         82,724         55,154         65,210         76,532
          5           76,318         91,551        109,391         71,158         86,391        104,231
          6           91,135        112,701        138,983         87,007        108,572        134,855
          7          105,789        134,893        171,813        102,692        131,797        168,717
          8          120,270        158,169        208,226        118,206        156,105        206,162
          9          134,568        182,572        248,606        133,536        181,540        247,574
         10          148,674        208,148        293,379        148,674        208,148        293,379
         15          230,148        372,018        621,182        230,148        372,018        621,182
         20          297,477        570,037      1,161,396        297,477        570,037      1,161,396
         25          320,707        777,053      2,020,880        320,707        777,053      2,020,880
         30          233,742        917,913      3,330,938        233,742        917,913      3,330,938
         35               0*        824,873      5,230,371             0*        824,873      5,230,371


*Additional payment will be required to prevent policy termination.

ALL PREMIUM PAYMENTS ARE ILLUSTRATED AS IF MADE AT THE BEGINNING OF THE POLICY YEAR. ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT, POLICY VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE JOINT LIFE INSURANCE POLICY

SPECIFIED AMOUNT:  $1,000,000                           DEATH BENEFIT OPTION:  B
MALE SELECT CLASS ISSUE AGE 55                  FEMALE SELECT CLASS ISSUE AGE 55
ANNUAL PREMIUM:  $20,000            GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                                  GUARANTEED CHARGES


                                                                          DEATH BENEFIT
                                                    -------------------------------------------------------
                                                    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      END OF             PREMIUM ACCUMULATED        -------------------------------------------------------
    POLICY YEAR        AT 5% INTEREST PER YEAR             0%                  6%                  12%
    -----------        -----------------------          ---------           ---------           ---------

          1                    21,000                   1,015,401           1,016,397           1,017,394
          2                    43,050                   1,030,485           1,033,435           1,036,505
          3                    66,203                   1,045,230           1,051,116           1,057,488
          4                    90,513                   1,059,613           1,069,442           1,080,510
          5                   116,038                   1,073,606           1,088,409           1,105,751
          6                   142,840                   1,087,172           1,108,001           1,133,401
          7                   170,982                   1,100,265           1,128,195           1,163,658
          8                   200,531                   1,112,821           1,148,947           1,196,723
          9                   231,558                   1,124,755           1,170,185           1,232,793
         10                   264,136                   1,135,963           1,191,818           1,272,068
         15                   453,150                   1,191,561           1,318,730           1,544,250
         20                   694,385                   1,202,441           1,430,901           1,940,462
         25                 1,002,269                   1,115,794           1,460,735           2,468,355
         30                 1,395,216                          0*           1,284,896           3,096,108
         35                 1,896,726                          0*                  0*           3,703,056




                                POLICY VALUE                                  CASH VALUE
                    --------------------------------------       --------------------------------------
                          ASSUMING HYPOTHETICAL GROSS                 ASSUMING HYPOTHETICAL GROSS
                          ANNUAL INVESTMENT RETURN OF                 ANNUAL INVESTMENT RETURN OF
       END OF       --------------------------------------       --------------------------------------
     POLICY YEAR       0%             6%             12%            0%             6%             12%
     -----------    --------       --------       --------       --------       --------       --------

          1           15,401         16,397         17,394          6,113          7,108          8,105
          2           30,485         33,435         36,505         22,228         25,178         28,249
          3           45,230         51,116         57,488         38,006         43,891         50,264
          4           59,613         69,442         80,510         53,421         63,250         74,318
          5           73,606         88,409        105,751         68,446         83,248        100,591
          6           87,172        108,001        133,401         83,044        103,873        129,273
          7          100,265        128,195        163,658         97,169        125,099        160,562
          8          112,821        148,947        196,723        110,757        146,882        194,658
          9          124,755        170,185        232,793        123,723        169,153        231,761
         10          135,963        191,818        272,068        135,963        191,818        272,068
         15          191,561        318,730        544,250        191,561        318,730        544,250
         20          202,441        430,901        940,462        202,441        430,901        940,462
         25          115,794        460,735      1,468,355        115,794        460,735      1,468,355
         30               0*        284,896      2,096,108             0*        284,896      2,096,108
         35               0*             0*      2,703,056             0*             0*      2,703,056


*Additional payment will be required to prevent policy termination.

ALL PREMIUM PAYMENTS ARE ILLUSTRATED AS IF MADE AT THE BEGINNING OF THE POLICY YEAR. ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT, POLICY VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE JOINT LIFE INSURANCE POLICY

SPECIFIED AMOUNT:  $1,000,000                           DEATH BENEFIT OPTION:  B
MALE SELECT CLASS ISSUE AGE 55                  FEMALE SELECT CLASS ISSUE AGE 55
ANNUAL PREMIUM:  $20,000                           CASH VALUE  ACCUMULATION TEST

                                   CURRENT CHARGES


                                                                          DEATH BENEFIT
                                                    -------------------------------------------------------
                                                    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      END OF             PREMIUM ACCUMULATED        -------------------------------------------------------
    POLICY YEAR        AT 5% INTEREST PER YEAR             0%                  6%                  12%
    -----------        -----------------------          ---------           ---------           ---------

          1                    21,000                   1,015,552           1,016,555           1,017,559
          2                    43,050                   1,030,961           1,033,946           1,037,054
          3                    66,203                   1,046,226           1,052,215           1,058,698
          4                    90,513                   1,061,347           1,071,403           1,082,724
          5                   116,038                   1,076,318           1,091,551           1,109,391
          6                   142,840                   1,091,135           1,112,701           1,138,983
          7                   170,982                   1,105,789           1,134,893           1,171,813
          8                   200,531                   1,120,270           1,158,169           1,208,226
          9                   231,558                   1,134,568           1,182,572           1,248,606
         10                   264,136                   1,148,674           1,208,148           1,293,379
         15                   453,150                   1,230,148           1,372,018           1,621,182
         20                   694,385                   1,297,477           1,570,037           2,161,396
         25                 1,002,269                   1,320,707           1,777,053           3,020,880
         30                 1,395,216                   1,233,742           1,917,913           4,330,938
         35                 1,896,726                          0*           1,824,873           6,230,371



                                POLICY VALUE                                  CASH VALUE
                    --------------------------------------       --------------------------------------
                          ASSUMING HYPOTHETICAL GROSS                 ASSUMING HYPOTHETICAL GROSS
                          ANNUAL INVESTMENT RETURN OF                 ANNUAL INVESTMENT RETURN OF
       END OF       --------------------------------------       --------------------------------------
     POLICY YEAR       0%             6%             12%            0%             6%             12%
     -----------    --------       --------       --------       --------       --------       --------

          1           15,552         16,555         17,559          6,263          7,266          8,270
          2           30,961         33,946         37,054         22,704         25,689         28,797
          3           46,226         52,215         58,698         39,002         44,990         51,473
          4           61,347         71,403         82,724         55,154         65,210         76,532
          5           76,318         91,551        109,391         71,158         86,391        104,231
          6           91,135        112,701        138,983         87,007        108,572        134,855
          7          105,789        134,893        171,813        102,692        131,797        168,717
          8          120,270        158,169        208,226        118,206        156,105        206,162
          9          134,568        182,572        248,606        133,536        181,540        247,574
         10          148,674        208,148        293,379        148,674        208,148        293,379
         15          230,148        372,018        621,182        230,148        372,018        621,182
         20          297,477        570,037      1,161,396        297,477        570,037      1,161,396
         25          320,707        777,053      2,020,880        320,707        777,053      2,020,880
         30          233,742        917,913      3,330,938        233,742        917,913      3,330,938
         35               0*        824,873      5,230,371             0*        824,873      5,230,371


*Additional payment will be required to prevent policy termination.

ALL PREMIUM PAYMENTS ARE ILLUSTRATED AS IF MADE AT THE BEGINNING OF THE POLICY YEAR. ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT, POLICY VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE JOINT LIFE INSURANCE POLICY

SPECIFIED AMOUNT:  $1,000,000                           DEATH BENEFIT OPTION:  B
MALE SELECT CLASS ISSUE AGE 55                  FEMALE SELECT CLASS ISSUE AGE 55
ANNUAL PREMIUM:  $20,000                           CASH VALUE  ACCUMULATION TEST

                                  GUARANTEED CHARGES


                                                                          DEATH BENEFIT
                                                    -------------------------------------------------------
                                                    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      END OF             PREMIUM ACCUMULATED        -------------------------------------------------------
    POLICY YEAR        AT 5% INTEREST PER YEAR             0%                  6%                  12%
    -----------        -----------------------          ---------           ---------           ---------

          1                    21,000                   1,015,401           1,016,397           1,017,394
          2                    43,050                   1,030,485           1,033,435           1,036,505
          3                    66,203                   1,045,230           1,051,116           1,057,488
          4                    90,513                   1,059,613           1,069,442           1,080,510
          5                   116,038                   1,073,606           1,088,409           1,105,751
          6                   142,840                   1,087,172           1,108,001           1,133,401
          7                   170,982                   1,100,265           1,128,195           1,163,658
          8                   200,531                   1,112,821           1,148,947           1,196,723
          9                   231,558                   1,124,755           1,170,185           1,232,793
         10                   264,136                   1,135,963           1,191,818           1,272,068
         15                   453,150                   1,191,561           1,318,730           1,544,250
         20                   694,385                   1,202,441           1,430,901           1,940,462
         25                 1,002,269                   1,115,794           1,460,735           2,468,355
         30                 1,395,216                          0*           1,284,896           3,096,108
         35                 1,896,726                          0*                  0*           3,703,056



                                POLICY VALUE                                  CASH VALUE
                    --------------------------------------       --------------------------------------
                          ASSUMING HYPOTHETICAL GROSS                 ASSUMING HYPOTHETICAL GROSS
                          ANNUAL INVESTMENT RETURN OF                 ANNUAL INVESTMENT RETURN OF
       END OF       --------------------------------------       --------------------------------------
     POLICY YEAR       0%             6%             12%            0%             6%             12%
     -----------    --------       --------       --------       --------       --------       --------

          1           15,401         16,397         17,394          6,113          7,108          8,105
          2           30,485         33,435         36,505         22,228         25,178         28,249
          3           45,230         51,116         57,488         38,006         43,891         50,264
          4           59,613         69,442         80,510         53,421         63,250         74,318
          5           73,606         88,409        105,751         68,446         83,248        100,591
          6           87,172        108,001        133,401         83,044        103,873        129,273
          7          100,265        128,195        163,658         97,169        125,099        160,562
          8          112,821        148,947        196,723        110,757        146,882        194,658
          9          124,755        170,185        232,793        123,723        169,153        231,761
         10          135,963        191,818        272,068        135,963        191,818        272,068
         15          191,561        318,730        544,250        191,561        318,730        544,250
         20          202,441        430,901        940,462        202,441        430,901        940,462
         25          115,794        460,735      1,468,355        115,794        460,735      1,468,355
         30               0*        284,896      2,096,108             0*        284,896      2,096,108
         35               0*             0*      2,703,056             0*             0*      2,703,056


*Additional payment will be required to prevent policy termination.

ALL PREMIUM PAYMENTS ARE ILLUSTRATED AS IF MADE AT THE BEGINNING OF THE POLICY YEAR. ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT, POLICY VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

APPENDIX B

           Mortality and Expense Risk Charge - Specified Amount Component
            Table of Annual Charges Per $1,000 of Initial Specified Amount


     Issue    Annual               Issue    Annual               Issue    Annual
      Age*    Charge                Age*    Charge                Age*    Charge
     -----    ------               -----    ------               -----    ------
     20-25     $0.04                  42      0.33                  59      0.94
        26      0.05                  43      0.36                  60      0.99
        27      0.06                  44      0.38                  61      1.04
        28      0.07                  45      0.41                  62      1.10
        29      0.08                  46      0.44                  63      1.15
        30      0.09                  47      0.47                  64      1.21
        31      0.10                  48      0.50                  65      1.26
        32      0.11                  49      0.53                  66      1.31
        33      0.12                  50      0.57                  67      1.35
        34      0.13                  51      0.60                  68      1.40
        35      0.14                  52      0.63                  69      1.44
        36      0.17                  53      0.66                  70      1.49
        37      0.19                  54      0.69                  71      1.54
        38      0.22                  55      0.72                  72      1.58
        39      0.25                  56      0.77                  73      1.63
        40      0.28                  57      0.83                  74      1.67
        41      0.30                  58      0.88               75-85      1.72


*The issue age used in this calculation equals the younger insured issue age plus an age adjustment. The age adjustment is based on the age difference (older issue age minus younger issue age) and this schedule:


       Age          Age
Difference   Adjustment
   (years)      (years)
   -------      -------
       0-1           0
       2-4           1
       5-8           2
      9-14           3
     15-24           4
     25-34           5
     35-44           6
     45-54           7
     55-65           8


Example: For a Policy at issue ages 65 and 60 and a Specified Amount of $1,000,000, the age adjustment is 2 and the issue age is 62. The annual charge per $1000 of Specified Amount is $1.10. The Specified Amount component of the mortality and expense risk charge will be $1100 annually, or $91.67 monthly, for this Policy.

Note: In no event will the sum of the Mortality and Expense Risk Charge - Specified Amount Component Annual Charge and the annualized underwriting and issue charge exceed $1.90 per $1000 of initial Specified Amount. The underwriting and issue charge will be reduced to meet this constraint if necessary.

Northwestern Mutual Life

Northwestern Mutual Variable Joint Life

Northwestern Mutual Variable Life Account

Northwestern Mutual Series Fund, Inc.


P  R  O  S  P  E  C  T  U  S


NORTHWESTERN
MUTUAL LIFE-Registered Trademark-

PO Box 3095
Milwaukee  WI  53201-3095

                                       PART II

                             UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING WITH RESPECT TO INDEMNIFICATION

     Reference is made to the indemnification provisions contained in Article VII of the By-laws of the Depositor, The Northwestern Mutual Life Insurance Company, filed as Exhibit A(6)(b) to the Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATION WITH RESPECT TO FEES AND CHARGES

     The Northwestern Mutual Life Insurance Company hereby represents that the fees and charges deducted under the contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                          CONTENTS OF REGISTRATION STATEMENT

     This registration statement comprises the following papers and documents:

     The facing sheet

     The cross-reference sheet

     The prospectus consisting of 49 pages

     The undertaking to file reports

     The undertaking with respect to indemnification

     The representation with respect to fees and charges

     The signatures

     Written consents of the following persons:

          John M. Bremer, Esq. (to be filed by amendment)

          Price Waterhouse LLP (to be filed by amendment)

          William C. Koenig, F.S.A. (included in Exhibit C(6))

The following exhibits:

1. The following exhibits A(1) through A(10) correspond to those required by Paragraph A of the instructions as to exhibits in Form N-8B-2:

     Exhibit A(1)        See Note 1.

     Exhibit A(2)        Not applicable.

     Exhibit A(3)        Distributing Contracts:

                         Exhibit A(3)(a)     See Note 2.
                         Exhibit A(3)(b)     Not applicable.
                         Exhibit A(3)(c)     Schedules of sales commissions.

     Exhibit A(4)        Not applicable.

     Exhibit A(5)(a)     Variable Life Insurance Policy, RR.VJL, Flexible
                         Premium Variable Joint Life policy, with application, including Policy Split Provision (sex-neutral)

     Exhibit A(5)(b)     Variable Life Insurance Policy, RR.VJL, Flexible
                         Premium Variable Joint Life policy, with application, including Policy Split Provision (sex-distinct)

     Exhibit A(6)(a)     See Note 3.

     Exhibit A(6)(b)     By-laws of The Northwestern Mutual Life Insurance
                         Company.

     Exhibit A(7)        Not applicable.

     Exhibit A(8)        See Note 1.

     Exhibit A(9)        Not applicable.

     Exhibit A(10)       Application form is included in Exhibit A(5)(a) above.

     Exhibit A(12)       Memorandum describing issuance, transfer and
                         redemption procedures pursuant to Rule 6e-
                         3(T)(b)(12)(iii) and method of computing cash adjustment upon of right to exchange for fixed-benefit insurance pursuant to Rule 6e-3(T)(b)(13)(v)(B).

     Exhibit 2 Opinion and consent of John M. Bremer as to the legality of the securities being registered. (to be filed by amendment)

     Exhibit C(1)        Consent of Price Waterhouse LLP. (to be filed by
                         amendment)

     Exhibit C(6)        Opinion and consent of William C. Koenig, F.S.A.

------------------
Note 1. The following exhibits were filed in electronic format with the Registration Statement on Form S-6 for Northwestern Mutual Variable Life Account, File No. 333-36865, CIK 0000742277, dated October 1, 1997, and are incorporated herein by reference:

     Exhibit A(1)        Resolution of Board of Trustees of The Northwestern
                         Mutual Life Insurance Company establishing the
                         Account.

     Exhibit A(8)        Agreement among the Account and its Co-Depositors.

Note 2. The following exhibit was filed in electronic format with the Registration Statement on Form N-4 for NML Variable Annuity Account A, File No. 333-22455, CIK 0000790162, dated February 27, 1997, and is incorporated herein by reference.

     Exhibit A(3)(a)     Distribution Agreement between NML Equity
                         Services, Inc. (now Northwestern Mutual
                         Investment Services, LLC) and The Northwestern
                         Mutual Life Insurance Company.

Note 3. The following exhibit was filed in electronic format with Post-Effective Amendment No. 18 on Form S-6 for Northwestern Mutual Variable Life Account, File No. 2-89972, CIK 0000742277, dated April 26, 1996, and is incorporated herein by reference:

     Exhibit A(6)(a)     Articles of Incorporation of The Northwestern Mutual
                         Life Insurance Company.

                                      SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Northwestern Mutual Variable Life Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and State of Wisconsin, on the 15th day of July, 1998.

                              NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
                              (Registrant)

                              By THE NORTHWESTERN MUTUAL LIFE
                                 INSURANCE COMPANY
                                 (Depositor)


Attest: JOHN M. BREMER                  By: JAMES D. ERICSON
        -----------------------------       -----------------------------
        John M. Bremer, Executive Vice      James D. Ericson, President and
        President, General Counsel          Chief Executive Officer
        and Secretary
                                        By NORTHWESTERN MUTUAL INVESTMENT
                                           SERVICES, LLC
                                           (Depositor)


Attest: MERRILL C. LUNDBERG             By: RICHARD L. HALL
        -----------------------------       -----------------------------
        Merrill C. Lundberg, Secretary      Richard L. Hall,
                                            President and CEO

     Pursuant to the requirements of the Securities Act of 1933, the depositors have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, and their seals to be hereunto affixed, all in the City of Milwaukee, and State of Wisconsin, on the 15th day of July, 1998.
                                        THE NORTHWESTERN MUTUAL LIFE
                                        INSURANCE COMPANY  (Depositor)


Attest: JOHN M. BREMER                  By: JAMES D. ERICSON
        -----------------------------       -----------------------------
        John M. Bremer, Executive Vice      James D. Ericson, President and
        President, General Counsel          Chief Executive Officer
        and Secretary
                                        NORTHWESTERN MUTUAL INVESTMENT
                                        SERVICES, LLC  (Depositor)


Attest: MERRILL C. LUNDBERG             By: RICHARD L. HALL
        -----------------------------       -----------------------------
        Merrill C. Lundberg, Secretary      Richard L. Hall,
                                            President and CEO

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with the depositor and on the dates indicated:

Signature                          Title
---------                          -----

JAMES D. ERICSON                   Trustee, President and          Dated July
---------------------------        Principal Executive and         15, 1998
James D. Ericson                   Financial Officer

GARY E. LONG                       Vice President, Controller
---------------------------        and Principal Accounting
Gary E. Long                       Officer


HAROLD B. SMITH*                   Trustee
---------------------------
Harold B. Smith


J. THOMAS LEWIS*                   Trustee
---------------------------
J. Thomas Lewis


PATRICIA ALBJERG GRAHAM*           Trustee
---------------------------
Patricia Albjerg Graham


DONALD J. SCHUENKE*                Trustee
---------------------------
Donald J. Schuenke


R. QUINTUS ANDERSON*               Trustee
---------------------------
R. Quintus Anderson


STEPHEN F. KELLER*                 Trustee                         Dated
---------------------------                                        July 15, 1998
Stephen F. Keller


PIERRE S. du PONT*                 Trustee
---------------------------
Pierre S. du Pont


J. E. GALLEGOS*                    Trustee
---------------------------
J. E. Gallegos


KATHRYN D. WRISTON*                Trustee
---------------------------
Kathryn D. Wriston


BARRY L. WILLIAMS*                 Trustee
---------------------------
Barry L. Williams


GORDON T. BEAHAM III*              Trustee
---------------------------
Gordon T. Beaham III


DANIEL F. McKEITHAN, JR.*          Trustee
---------------------------
Daniel F. McKeithan, Jr.


ROBERT E. CARLSON*                 Trustee
---------------------------
Robert E. Carlson

EDWARD E. BARR*                    Trustee
---------------------------
Edward E. Barr


ROBERT C. BUCHANAN*                Trustee
---------------------------
Robert C. Buchanan


SHERWOOD H. SMITH, JR.*            Trustee
---------------------------
Sherwood H. Smith, Jr.


H. MASON SIZEMORE, JR.*            Trustee
---------------------------
H. Mason Sizemore, Jr.


JOHN J. STOLLENWERK*               Trustee
---------------------------
John J. Stollenwerk


GEORGE A. DICKERMAN*               Trustee
---------------------------
George A. Dickerman


GUY A. OSBORN*                     Trustee                         Dated
---------------------------                                        July 15, 1998
Guy A. Osborn


JOHN E. STEURI*                    Trustee
---------------------------
John E. Steuri


STEPHEN N. GRAFF*                  Trustee
---------------------------
Stephen N. Graff


BARBARA A. KING*                   Trustee
---------------------------
Barbara A. King


TIMOTHY D. PROCTOR*                Trustee
---------------------------
Timothy D. Proctor



*By: JAMES D. ERICSON
     -----------------------------------
     James D. Ericson, Attorney in fact,
     pursuant to the Power of Attorney
     attached hereto

                                  POWER OF ATTORNEY


     The undersigned Trustees of THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY hereby constitute and appoint James D. Ericson and Robert E. Carlson, or either of them, their true and lawful attorneys and agents to sign the names of the undersigned Trustees to (1) the registration statement or statements to be filed under the Securities Act of 1933 and to any instrument or document filed as part thereof or in connection therewith or in any way related thereto, and any and all amendments thereto in connection with variable contracts issued or sold by The Northwestern Mutual Life Insurance Company or any separate account credited therein and (2) the Form 10-K Annual Report or Reports of The Northwestern Mutual Life Insurance Company and/or its separate accounts for its or their fiscal year ended December 31, 1997 to be filed under the Securities Exchange Act of 1934 and to any instrument or document filed as part thereof or in connection therewith or in any way related thereto, and any and all amendments thereto. "Variable contracts" as used herein means any contracts providing for benefits or values which may vary according to the investment experience of any separate account maintained by The Northwestern Mutual Life Insurance Company, including variable annuity contracts and variable life insurance policies. Each of the undersigned hereby ratifies and confirms all that said attorneys and agents shall do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, each of the undersigned has subscribed these presents this 23rd day of July, 1997.



                              R. QUINTUS ANDERSON            Trustee
                              -----------------------------
                              R. Quintus Anderson


                              EDWARD E. BARR                 Trustee
                              -----------------------------
                              Edward E. Barr


                              GORDON T. BEAHAM III           Trustee
                              -----------------------------
                              Gordon T. Beaham III


                              ROBERT C. BUCHANAN             Trustee
                              -----------------------------
                              Robert C. Buchanan


                              ROBERT E. CARLSON              Trustee
                              -----------------------------
                              Robert E. Carlson


                              GEORGE A. DICKERMAN            Trustee
                              -----------------------------
                              George A. Dickerman

                              PIERRE S. du PONT              Trustee
                              -----------------------------
                              Pierre S. du Pont


                              JAMES D. ERICSON               Trustee
                              -----------------------------
                              James D. Ericson


                              J. E. GALLEGOS                 Trustee
                              -----------------------------
                              J. E. Gallegos


                              STEPHEN N. GRAFF               Trustee
                              -----------------------------
                              Stephen N. Graff


                              PATRICIA ALBJERG GRAHAM        Trustee
                              -----------------------------
                              Patricia Albjerg Graham


                              STEPHEN F. KELLER              Trustee
                              -----------------------------
                              Stephen F. Keller


                              BARBARA A. KING                Trustee
                              -----------------------------
                              Barbara A. King


                              J. THOMAS LEWIS                Trustee
                              -----------------------------
                              J. Thomas Lewis


                              DANIEL F. McKEITHAN, JR.       Trustee
                              -----------------------------
                              Daniel F. McKeithan, Jr.


                              GUY A. OSBORN                  Trustee
                              -----------------------------
                              Guy A. Osborn

                              TIMOTHY D. PROCTOR             Trustee
                              -----------------------------
                              Timothy D. Proctor


                              DONALD J. SCHUENKE             Trustee
                              -----------------------------
                              Donald J. Schuenke


                              H. MASON SIZEMORE, JR.          Trustee
                              -----------------------------
                              H. Mason Sizemore, Jr.


                              HAROLD B. SMITH                Trustee
                              -----------------------------
                              Harold B. Smith


                              SHERWOOD H. SMITH, JR.         Trustee
                              -----------------------------
                              Sherwood H. Smith, Jr.


                              JOHN E. STEURI                 Trustee
                              -----------------------------
                              John E. Steuri


                              JOHN J. STOLLENWERK            Trustee
                              -----------------------------
                              John J. Stollenwerk


                              BARRY L. WILLIAMS              Trustee
                              -----------------------------
                              Barry L. Williams


                              KATHRYN D. WRISTON             Trustee
                              -----------------------------
                              Kathryn D. Wriston

                                    EXHIBIT INDEX
                             EXHIBITS FILED WITH FORM S-6
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                         FOR
                       NORTHWESTERN MUTUAL VARIABLE JOINT LIFE

Exhibit Number           Exhibit Name
--------------           ------------

     Exhibit A(1)        See Note 1.

     Exhibit A(2)        Not applicable.

     Exhibit A(3)        Distributing Contracts:

                         Exhibit A(3)(a)  See Note 2.
                         Exhibit A(3)(b)  Not applicable.
                         Exhibit A(3)(c)  Schedules of sales commissions.

     Exhibit A(4)        Not applicable.

     Exhibit A(5)(a)     Variable Life Insurance Policy, RR.VJL, Flexible
                         Premium Variable Joint Life Policy, with application, including Policy Split Provision
                         (sex-neutral)

     Exhibit A(5)(b)     Variable Life Insurance Policy, RR.VJL, Flexible
                         Premium Variable Joint Life Policy, with application, including Policy Split
                         Provision (sex-distinct)

     Exhibit A(6)(a)     See Note 3.

     Exhibit A(6)(b)     By-laws of The Northwestern Mutual Life Insurance
                         Company.

     Exhibit A(7)        Not applicable.

     Exhibit A(8)        See Note 1.

     Exhibit A(9)        Not applicable.

     Exhibit A(10)       Application form is included in Exhibit A(5)(a) above.

     Exhibit A(12)       Memorandum describing issuance, transfer and
                         redemption procedures pursuant to Rule 6e-
                         3(T)(b)(12)(iii) and method of computing cash adjustment upon of right to exchange for fixed-benefit insurance pursuant to Rule 6e-
                         3(T)(b)(13)(v)(B).

     Exhibit 2 Opinion and consent of John M. Bremer as to the legality of the securities being registered. (to be filed by amendment)

     Exhibit C(1)        Consent of Price Waterhouse LLP. (to be filed by
                         amendment)

     Exhibit C(6)        Opinion and consent of William C. Koenig, F.S.A.

------------------
Note 1. The following exhibits were filed in electronic format with the Registration Statement on Form S-6 for Northwestern Mutual Variable Life Account, File No. 333-36865, CIK 0000742277, dated October 1, 1997, and are incorporated herein by reference:

     Exhibit A(1)        Resolution of Board of Trustees of The
                         Northwestern Mutual Life Insurance Company establishing the Account.

     Exhibit A(8)        Agreement among the Account and its Co-
                         Depositors.

Note 2. The following exhibit was filed in electronic format with the Registration Statement on Form N-4 for NML Variable Annuity Account A, File No. 333-22455, CIK 0000790162, dated February 27, 1997, and is incorporated herein by reference.

     Exhibit A(3)(a)     Distribution Agreement between NML Equity
                         Services, Inc. (now Northwestern Mutual
                         Investment Services, Inc.) and The Northwestern
                         Mutual Life Insurance Company.

Note 3. The following exhibit was filed in electronic format with Post-Effective Amendment No. 18 on Form S-6 for Northwestern Mutual Variable Life Account, File No. 2-89972, CIK 0000742277, dated April 26, 1996, and is incorporated herein by reference:

     Exhibit A(6)(a)     Articles of Incorporation of The Northwestern
                         Mutual Life Insurance Company.